EXHIBIT A
                                                                 ----------


                                 Koor Industries Ltd. (an Israeli Corporation)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

CONTENTS

                                                                           PAGE
AUDITORS' REPORT                                                              2

FINANCIAL STATEMENTS

Consolidated Balance Sheets                                                   3

Company Balance Sheets                                                        4

Consolidated Statements of Operations                                         5

Company Statements of Operations                                              6

Statement of Shareholders' Equity                                             7

Consolidated Statements of Cash Flows                                        11

Company Statements of Cash Flows                                             17

Notes to the Financial Statements                                            19

AUDITORS' REPORT TO THE SHAREHOLDERS OF
KOOR INDUSTRIES LTD.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) as at December 31, 2001 and 2000, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 46% and 49 % of the total consolidated assets as at December 31, 2001 and 2000 respectively, and whose revenues constitute 48%, 50% and 16% of the total consolidated revenues for the years ended December 31, 2001, 2000, and 1999 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and stockholders' equity as of December 31, 2001 and 2000, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd."), and to that stated in Note 3A(7) to the financial statements regarding legal procedures against the subsidiary, ECI Telecom Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 18, 2002

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                             ---------------
                                                                                      DECEMBER 31                DECEMBER 31
                                                                             -------------------------
                                                                                   2001           2000                  2001
                                                                             ----------     ----------       ---------------
                                                                 NOTE                NIS THOUSANDS            US $ THOUSANDS
                                                                -----        -------------------------       ---------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       805,004        982,713               182,293
Short-term deposits and investments                                 4           603,145        640,952               136,582
Trade receivables                                                   5         2,108,775      2,697,858               477,531
Other receivables                                                   6           544,784        456,656               123,364
Assets designated for sale                                         3B(3)        265,979              -                60,231
Inventories and work in progress, net
 of customer advances                                               7         1,756,461      1,786,064               397,749
                                                                             ----------     ----------       ---------------
Total current assets                                                          6,084,148      6,564,243             1,377,750
                                                                             ----------     ----------       ---------------

INVESTMENTS AND LONG-TERM
 RECEIVABLES
Investments in affiliates                                           8         1,350,425      3,043,262               305,803
Other investments and receivables                                   9         1,086,244      1,181,256               245,979
                                                                             ----------     ----------       ---------------
                                                                              2,436,669      4,224,518               551,782
                                                                             ----------     ----------       ---------------

FIXED ASSETS                                                       10
Cost                                                                          5,700,083      6,831,250             1,290,780
Less - accumulated depreciation                                               2,711,948      3,516,169               614,119
                                                                             ----------     ----------       ---------------
                                                                              2,988,135      3,315,081               676,661
                                                                             ----------     ----------       ---------------

INTANGIBLE ASSETS AND DEFERRED
 EXPENSES AFTER AMORTIZATION                                       11         1,373,993      * 926,392               311,140
                                                                             ----------     ----------       ---------------

                                                                             12,882,945     15,030,234             2,917,333
                                                                             ==========     ==========       ===============

                                   Koor Industries Ltd. (An Israeli Corporation)

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                             ---------------
                                                                                      DECEMBER 31                DECEMBER 31
                                                                             -------------------------
                                                                                   2001           2000                   2001
                                                                             ----------     ----------       ---------------
                                                                 NOTE                NIS THOUSANDS            US $ THOUSANDS
                                                                -----        -------------------------       ---------------
LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES
Credits from banks and others                                      12         1,733,852      2,733,576               392,629
Trade payables                                                     13         1,281,113      1,433,574               290,107
Other payables                                                     14         1,009,201      1,092,750               228,533
Customer advances, net of work in progress                          7           279,881        301,880                63,379
                                                                             ----------     ----------       ---------------
Total current liabilities                                                     4,304,047      5,561,780               974,648
                                                                             ----------     ----------       ---------------

LONG-TERM LIABILITIES
Net of current maturities:                                      15,21
Bank loans                                                                    4,324,503      3,067,964               979,280
Other loans                                                                     103,310        191,515                23,394
Debentures                                                                            -         34,427                     -
Convertible debentures                                                          295,072         73,488                66,819
Customer advances                                                                69,150        105,882                15,659
Deferred taxes                                                    16F           184,786      * 175,029                41,845
Liability for employee severance benefits, net                     17           191,654        293,036                43,400
                                                                             ----------     ----------       ---------------
Total long-term liabilities                                                   5,168,475      3,941,341             1,170,397
                                                                             ----------     ----------       ---------------
LIABILITY FOR ACQUISITION OF
 SUBSIDIARIES' SHARES                                                                 -         81,654                     -
                                                                             ----------     ----------       ---------------

CONTINGENT LIABILITIES AND COMMITMENTS                             18

MINORITY INTEREST                                                             1,308,898      1,078,396               296,399
                                                                             ----------     ----------       ---------------

SHAREHOLDERS' EQUITY                                               20         2,101,525      4,367,063               475,889
                                                                             ----------     ----------       ---------------

                                                                             12,882,945     15,030,234             2,917,333
                                                                             ==========     ==========       ===============

*  Reclassified

                 -------------------------     --------------------------------
March 18, 2002   Jonathan Kolber               Ron Feinstein
                 CEO and Vice Chairman         Member of the Board of Directors
                 of the Board of Directors

The accompanying notes are an integral part of the financial statements.

COMPANY BALANCE SHEETS AS AT DECEMBER 31

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                             ---------------
                                                                                      DECEMBER 31                DECEMBER 31
                                                                             -------------------------
                                                                                   2001           2000                  2001
                                                                             ----------     ----------       ---------------
                                                                 NOTE                NIS THOUSANDS            US $ THOUSANDS
                                                                -----        -------------------------       ---------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                        58,721         23,047                13,297
Short-term deposits and investments                                 4           476,951        472,986               108,005
Short-term loans and current maturities
 of loans to investee companies                                                  66,202         48,573                14,991
Receivables:
  Investee companies                                                             14,598         12,144                 3,304
  Others                                                            6            14,885         22,132                 3,373
                                                                             ----------     ----------       ---------------

Total current assets                                                            631,357        578,882               142,970
                                                                             ----------     ----------       ---------------

INVESTMENTS AND LONG-TERM RECEIVABLES

Investments in investees                                            8         4,482,262      6,092,146             1,015,005
Other investments and receivables                                   9           553,718        544,354               125,389
                                                                             ----------     ----------       ---------------

                                                                              5,035,980      6,636,500             1,140,394
                                                                             ----------     ----------       ---------------

FIXED ASSETS                                                       10
Cost                                                                             41,089         41,026                 9,305
Less - accumulated depreciation                                                   4,857          3,375                 1,100
                                                                             ----------     ----------       ---------------

                                                                                 36,232         37,651                 8,205
                                                                             ----------     ----------       ---------------
COST OF RAISING OF CAPITAL, NET OF
 AMORTIZATION                                                      11                 -            548                     -
                                                                             ----------     ----------       ---------------

                                                                              5,703,569      7,253,581             1,291,569
                                                                             ==========     ==========       ===============

                                   Koor Industries Ltd. (An Israeli Corporation)

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                   (NOTE 2B)
                                                                                                             ---------------
                                                                                      DECEMBER 31                DECEMBER 31
                                                                             -------------------------
                                                                                   2001           2000                  2001
                                                                             ----------     ----------       ---------------
                                                                 NOTE                NIS THOUSANDS            US $ THOUSANDS
                                                               ------        -------------------------       ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                                       12           384,791        957,884                87,135
Trade payables                                                                      179            293                    41
 Other payables:
 Investee companies                                                             397,114         82,265                89,926
Others                                                             14            62,495         96,585                14,152
                                                                             ----------     ----------       ---------------
Total current liabilities                                                       844,579      1,137,027               191,254
                                                                             ----------     ----------       ---------------

LONG-TERM LIABILITIES
Net of current maturities:                                     15, 21
Bank loans                                                                    2,633,432      1,653,925               596,339
Other loans                                                                      84,676         18,725                19,175
Convertible debentures                                                           36,736         73,488                 8,319
Liability for employee severance
 benefits, net                                                     17             2,621          3,353                   593
                                                                             ----------     ----------       ---------------
Total long-term liabilities                                                   2,757,465      1,749,491               624,426
                                                                             ----------     ----------       ---------------

CONTINGENT LIABILITIES AND COMMITMENTS                             18

SHAREHOLDERS' EQUITY                                               20         2,101,525      4,367,063               475,889
                                                                             ----------     ----------       ---------------

                                                                              5,703,569      7,253,581             1,291,569
                                                                             ==========     ==========       ===============

                 -------------------------     --------------------------------
March 18, 2002   Jonathan Kolber               Ron Feinstein
                 CEO and Vice Chairman         Member of the Board of Directors
                 of the Board of Directors

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS*

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                       YEAR ENDED DECEMBER 31                     DECEMBER 31
                                                        -------------------------------------------------
                                                                  2001              2000              1999               2001
                                                         -------------     -------------     -------------     --------------
                                              NOTE                        NIS THOUSANDS                        US $ THOUSANDS
                                              ----       -------------------------------------------------     --------------
Income from sales and services                 23A          7,142,904         7,935,888         9,364,373          1,617,505
Cost of sales and services                     23B          5,518,080         5,931,081         7,022,665          1,249,565
                                                         -------------     -------------     -------------     --------------
Gross profit                                                1,624,824         2,004,807         2,341,708            367,940

Selling and marketing expenses                 23C            780,097           783,468           961,337            176,652
General and administrative expenses            23D            501,684           538,477           663,495            113,606
                                                         -------------     -------------     -------------     --------------
Operating earnings                                            343,043           682,862           716,876             77,682
Financing expenses, net                        23E            413,866           309,176           321,483             93,720
                                                         -------------     -------------     -------------     --------------
                                                              (70,823)          373,686           395,393            (16,038)

Other income (expenses), net                   23F           (595,920)          160,820           224,265           (134,946)
                                                         -------------     -------------     -------------     --------------
Earnings (loss) before income tax                            (666,743)          534,506           619,658           (150,984)
Income tax                                     16G             37,162           154,624           145,474              8,415
                                                         -------------     -------------     -------------     --------------
                                                             (703,905)          379,882           474,184           (159,399)
Group's equity in the operating
 results of affiliates, net                    23G         (1,813,165)         (273,819)          123,602           (410,590)
                                                         -------------     -------------     -------------     --------------
                                                           (2,517,070)          106,063           597,786           (569,989)

Minority interest in
 subsidiaries, net                                              8,008           (51,778)           (8,161)             1,813
                                                         -------------     -------------     -------------     --------------

Net earnings (loss) from
 continuing activities                                     (2,509,062)           54,285           589,625           (568,176)
Result of discontinued
 activities, net                               24H            (28,021)          217,182           (32,751)            (6,345)
                                                         -------------     -------------     -------------     --------------
Net earnings (loss) for the year                           (2,537,083)          271,467           556,874           (574,521)
                                                         =============     =============     =============     ==============
                                                                   NIS               NIS               NIS                US$
                                                         -------------     -------------     -------------     --------------
BASIC EARNINGS (LOSS)
 PER NIS 1 PAR VALUE
 OF ORDINARY SHARES:                            26
Continuing activities                                        (165,195)            3,529            37,470            (37,410)
Discontinued activities                                        (1,845)           14,117            (2,085)              (418)
                                                         -------------     -------------     -------------     --------------
                                                             (167,040)           17,646            35,385            (37,828)
                                                         =============     =============     =============     ==============
DILUTED EARNINGS (LOSS)
PER NIS 1 PAR VALUE OF
 ORDINARY SHARES:                               26
Continuing activities                                        (165,195)            3,512            37,108            (37,410)
Discontinued activities                                        (1,845)           14,052            (2,061)              (418)
                                                         -------------     -------------     -------------     --------------
                                                             (167,040)           17,564            35,047            (37,828)
                                                         =============     =============     =============     ==============
*  Restated (See Note 23H)

The accompanying notes are an integral part of the financial statements

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF OPERATIONS *

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                   CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                       YEAR ENDED DECEMBER 31                     DECEMBER 31
                                                        -------------------------------------------------
                                                                  2001              2000              1999               2001
                                                         -------------     -------------     -------------     --------------
                                           NOTE                           NIS THOUSANDS                        US $ THOUSANDS
                                           ----          -------------------------------------------------     --------------
INCOME
Management services                         23A                 32,694            40,128            66,041              7,403
Others, net                                 23F                      -             9,768               687                  -
                                                         -------------     -------------     -------------     --------------
Total income                                                    32,694            49,896            66,728              7,403
                                                         -------------     -------------     -------------     --------------

EXPENSES
General and administrative
 expenses                                   23D                 40,258            62,470            67,104              9,116
Others, net                                 23F                 49,673                 -                 -             11,248
Financing, net                              23E                189,926           143,901           162,741             43,009
                                                         -------------     -------------     -------------     --------------
Total expenses                                                 279,857           206,371           229,845             63,373
                                                         -------------     -------------     -------------     --------------

Loss before income tax                                        (247,163)         (156,475)         (163,117)           (55,970)
Income tax                                                           -                 -           102,933                  -
                                                         -------------     -------------     -------------     --------------
Loss after income tax                                         (247,163)         (156,475)          (60,184)           (55,970)
                                                         -------------     -------------     -------------     --------------

Koor's equity in the
 operating results of
 investee companies, net                    23G             (2,261,899)          210,760           649,809           (512,206)

Results of discontinued
 activities, net                            24H                (28,021)          217,182           (32,751)            (6,345)
                                                         -------------     -------------     -------------     --------------

Net earnings (loss) for the
 year                                                       (2,537,083)          271,467           556,874           (574,521)
                                                         =============     =============     =============     ==============

                                                                   NIS               NIS               NIS                US$
                                                         -------------     -------------     -------------     --------------

BASIC EARNINGS (LOSS )
 PER NIS 1 PAR VALUE OF
 ORDINARY SHARES :                           26
Continuing activities                                         (165,195)            3,529            37,470            (37,410)
Discontinued activities                                         (1,845)           14,117            (2,085)              (418)
                                                         -------------     -------------     -------------     --------------
                                                              (167,040)           17,646            35,385            (37,828)
                                                         =============     =============     =============     ==============

DILUTED EARNINGS
(LOSS) PER NIS 1 PAR
 VALUE OF ORDINARY SHARES:                   26
Continuing activities                                         (165,195)            3,512            37,108            (37,410)
Discontinued activities                                         (1,845)           14,052            (2,061)              (418)
                                                         -------------     -------------     -------------     --------------
                                                              (167,040)           17,564            35,047            (37,828)
                                                         =============     =============     =============     ==============

*  Restated (see Note 23H)

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

STATEMENT OF SHAREHOLDERS' EQUITY

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                               NUMBER    SHARE        CAPITAL          COMPANY       CUMULATIVE
                                                                   OF   CAPITAL      RESERVES      SHARES HELD          FOREIGN
                                                             ORDINARY                           BY THE COMPANY         CURRENCY
                                                            SHARES (1)                        AND SUBSIDIARIES      TRANSLATION
                                                                                                                    ADJUSTMENTS
                                                           ----------   --------   ---------- ----------------   --------------
                                                                                            NIS THOUSANDS
                                                                        -------------------------------------------------------
BALANCE AT JANUARY 1, 1999                                 15,723,327   540,272    2,449,113           (54,399)        (565,434)

CHANGES DURING 1999:
Net income                                                          -         -            -                 -                -
Exercise of stock options granted to Israeli banks                  -        *-          420                 -                -
Interim dividend                                                    -         -            -                 -                -
Interim dividend                                                    -         -            -                 -                -
Interim dividend                                                    -         -            -                 -                -
Erosion of dividend proposed in 1998                                -         -            -                 -                -
Cumulative foreign currency translation adjustments, net            -         -            -                 -          (19,623)
Dividend from company shares held by subsidiaries                   -         -            -                 -                -
Conversion of debentures into shares                            2,171        *-        1,074                 -                -
Capital reserve in respect of salary related benefit to
 employees in connection with options granted by
 controlling interests                                              -         -          785                 -                -
Other adjustments                                               5,473        *-            -                 -                -
                                                           ----------   -------    ---------  ----------------   --------------

BALANCE AT 31 DECEMBER, 1999                               15,730,971   540,272    2,451,392           (54,399)        (585,057)
                                                           ==========   =======    =========  ================   ==============

                                                             RETAINED         TOTAL
                                                             EARNINGS
                                                           ----------   -----------
                                                                 NIS THOUSANDS
                                                           ------------------------
BALANCE AT JANUARY 1, 1999                                  1,763,924     4,133,476

CHANGES DURING 1999:
Net income                                                    556,874       556,874
Exercise of stock options granted to Israeli banks                  -           420
Interim dividend                                              (59,050)      (59,050)
Interim dividend                                              (43,540)      (43,540)
Interim dividend                                             (125,780)     (125,780)
Erosion of dividend proposed in 1998                             (447)         (447)
Cumulative foreign currency translation adjustments, net            -       (19,623)
Dividend from company shares held by subsidiaries               2,446         2,446
Conversion of debentures into shares                                -         1,074
Capital reserve in respect of salary related benefit to
 employees in connection with options granted by
 controlling interests                                              -           785
Other adjustments                                                   -            -
                                                           ----------   -----------

BALANCE AT 31 DECEMBER, 1999                                2,094,427     4,446,635
                                                           ==========   ===========

*       Represents an amount lower than NIS 1,000.
(1)     Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                  NUMBER           SHARE         CAPITAL             COMPANY
                                                                      OF         CAPITAL        RESERVES         SHARES HELD
                                                                ORDINARY                                      BY THE COMPANY
                                                               SHARES (1)                                   AND SUBSIDIARIES
                                                           -------------    ------------    ------------    ----------------
                                                                                             NIS THOUSANDS
                                                                            ------------------------------------------------
BALANCES AT JANUARY 1, 2000                                   15,730,971         540,272       2,451,392             (54,399)

CHANGES DURING 2000:
Net income                                                             -               -               -                   -
Exercise of stock options granted to Israeli banks                     -              *-             140                   -
Interim dividend                                                       -               -               -                   -
Acquisition of "treasury stock"                                 (538,592)              -               -            (206,358)
Premium received in respect of issuance of option
 exercisable for company shares                                        -               -           1,905                   -
A capital reserve in respect of conversion of notes in
 affiliate by a controlling shareholder                                -               -             408                   -
Erosion of dividend proposed in 1999                                   -               -               -                   -
Cumulative foreign currency translation adjustments, net               -               -               -                   -
Dividend from company shares held by subsidiaries                      -               -               -                   -
                                                           -------------    ------------    ------------    ----------------

BALANCE AT 31 DECEMBER, 2000                                  15,192,379         540,272       2,453,845            (260,757)
                                                           =============    ============    ============    ================

                                                           CUMULATIVE        RETAINED           TOTAL
                                                              FOREIGN        EARNINGS
                                                             CURRENCY
                                                          TRANSLATION
                                                          ADJUSTMENTS
                                                         ------------     -----------     -----------
                                                                          NIS THOUSANDS
                                                         --------------------------------------------
 BALANCES AT JANUARY 1, 2000                                 (585,057)      2,094,427       4,446,635

 CHANGES DURING 2000:
 Net income                                                         -         271,467         271,467
 Exercise of stock options granted to Israeli banks                 -               -             140
 Interim dividend                                                   -         (59,351)        (59,351)
 Acquisition of "treasury stock"                                    -               -        (206,358)
 Premium received in respect of issuance of option
  exercisable for company shares                                    -               -           1,905
 A capital reserve in respect of conversion of notes in
  affiliate by a controlling shareholder                            -               -             408
 Erosion of dividend proposed in 1999                               -          (1,156)         (1,156)
 Cumulative foreign currency translation adjustments, net     (87,281)              -         (87,281)
 Dividend from company shares held by subsidiaries                  -             654             654
                                                         ------------     -----------     -----------

 BALANCE AT 31 DECEMBER, 2000                                (672,338)      2,306,041       4,367,063
                                                         ============     ===========     ===========

*       Represents an amount lower than NIS 1,000.
(1)     Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                NUMBER          SHARE       CAPITAL               COMPANY
                                                                    OF        CAPITAL      RESERVES           SHARES HELD
                                                              ORDINARY                                     BY THE COMPANY
                                                             SHARES(1)                                   AND SUBSIDIARIES
                                                         -------------    -----------     ---------    ------------------
                                                                                          NIS THOUSANDS
                                                                          -----------------------------------------------
BALANCES AT JANUARY 1, 2001                                 15,192,379        540,272     2,453,845              (260,757)

CHANGES DURING 2001:
Net loss                                                             -              -             -                     -
Exercise of stock options granted to Israeli banks                   -            * -           141                     -
Expiring options granted to Israeli banks                      (23,495)             -             -                     -
Cumulative foreign currency translation adjustments, net             -              -             -                     -
                                                         -------------    -----------     ---------    ------------------

BALANCE AT 31 DECEMBER, 2001                                15,168,884        540,272     2,453,986              (260,757)
                                                         =============    ===========     =========    ==================

                                                            CUMULATIVE       RETAINED          TOTAL
                                                               FOREIGN       EARNINGS
                                                              CURRENCY       (DEFICIT)
                                                           TRANSLATION
                                                           ADJUSTMENTS
                                                         -------------    -----------     ----------
                                                                        NIS THOUSANDS
                                                         ------------------------------------------
BALANCES AT JANUARY 1, 2001                                   (672,338)     2,306,041      4,367,063

CHANGES DURING 2001:
Net loss                                                             -     (2,537,083)    (2,537,083)
Exercise of stock options granted to Israeli banks                   -              -            141
Expiring options granted to Israeli banks                            -              -              -
Cumulative foreign currency translation adjustments, net       271,404              -        271,404
                                                         -------------    -----------     ----------

BALANCE AT 31 DECEMBER, 2001                                  (400,934)      (231,042)     2,101,525
                                                         =============    ===========     ==========

*       Represents an amount lower than NIS 1,000.
(1)     Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONVENIENCE TRANSLATION INTO US DOLLARS (NOTE 2B)
                                                                NUMBER          SHARE       CAPITAL           COMPANY
                                                                    OF        CAPITAL      RESERVES       SHARES HELD
                                                              ORDINARY                                 BY THE COMPANY
                                                             SHARES (1)                              AND SUBSIDIARIES
                                                         -------------    -----------     ---------  ----------------
                                                                                        US$ THOUSANDS
                                                                          -------------------------------------------
BALANCE AT JANUARY 1, 2001                                  15,192,379        122,344       555,671           (59,048)

CHANGES DURING 2001:
Net loss                                                             -              -             -                 -
Exercise of stock options granted to Israeli banks                   -            * -            32                 -
Expiring options granted to Israeli banks                      (23,495)             -             -                 -
Cumulative foreign currency translation adjustments, net             -              -             -                 -
                                                         -------------    -----------     ---------  ----------------

BALANCE AT 31 DECEMBER, 2001                                15,168,884        122,344       555,703           (59,048)
                                                         =============    ===========     =========  ================

                                                            CUMULATIVE       RETAINED          TOTAL
                                                               FOREIGN       EARNINGS
                                                              CURRENCY      (DEFICIT)
                                                           TRANSLATION
                                                           ADJUSTMENTS
                                                         -------------    -----------     ----------
                                                                         US$ THOUSANDS
                                                         -------------------------------------------
BALANCE AT JANUARY 1, 2001                                    (152,250)       522,201        988,918

CHANGES DURING 2001:
Net loss                                                             -       (574,521)      (574,521)
Exercise of stock options granted to Israeli banks                   -              -             32
Expiring options granted to Israeli banks                            -              -              -
Cumulative foreign currency translation adjustments, net        61,460              -         61,460
                                                         -------------    -----------     ----------

BALANCE AT 31 DECEMBER, 2001                                   (90,790)       (52,320)       475,889
                                                         =============    ===========     ==========

*        Represents an amount lower than $ 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                     (NOTE 2B)
                                                                                                               ---------------
                                                                                                                    YEAR ENDED
                                                                         YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                  2001              2000               1999               2001
                                                          ------------    --------------    ---------------    ---------------
                                                                             NIS THOUSANDS                      US $ THOUSANDS
                                                          -------------------------------------------------    ---------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss)                                        (2,537,083)          271,467            556,874           (574,521)
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)           2,963,004           198,681            173,929            670,971
                                                          ------------    --------------    ---------------    ---------------
Net cash inflow generated by operating
 activities                                                   425,921           470,148            730,803             96,450
                                                          ------------    --------------    ---------------    ---------------

CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Purchase of fixed assets                                     (441,122)         (495,146)          (663,938)           (99,892)
Investment grants in respect of fixed assets                   39,788            15,304             45,686              9,010
Amounts charged to intangible assets
 and deferred expenses                                       (550,843)          (78,701)          (108,808)          (124,738)
Additional investments in subsidiaries                        (64,203)         (305,431)          (120,547)           (14,539)
Payment of liabilities for purchase of
 consolidated companies                                             -          (113,715)                 -                  -
Acquisition of initially-consolidated
 subsidiaries (B)                                                   -           (17,163)          (237,742)                 -
Investments in affiliates                                     (44,282)          (19,460)          (899,509)           (10,028)
Investments in loans to affiliates                             (1,442)             (959)            (5,994)              (326)
Repayment of loans from affiliates                                306               153                106                 69
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (c)                     (136,009)        1,290,711            515,319            (30,799)
Proceeds from realization of activities (d)                    33,859           481,364                  -              7,667
Purchase of consolidated companies'
 shares by their consolidated companies                       (65,975)                -           (118,142)           (14,940)
Proceeds from disposal of investments
 in investee companies                                        197,020            54,032            142,258             44,615
Proceeds from sale of fixed assets                             77,743           136,963            188,518             17,605
Investment in venture capital companies                      (147,036)         (334,708)                 -            (33,296)
Decrease (increase) in other investments                       15,628          (214,436)          (352,086)             3,539
(Increase) decrease in short-term deposits
 and investments, net                                          49,976          (195,270)          (153,094)            11,317
                                                          ------------    --------------    ---------------    ---------------
Net cash inflow (outflow) generated by
 investing activities                                      (1,036,592)          203,538         (1,767,973)          (234,736)
                                                          ------------    --------------    ---------------    ---------------

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               ---------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          ------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
                                                          ------------------------------------------------     --------------
CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Proceeds from exercise of stock options
 granted to Israeli banks                                         141               140                420                 32
Acquisition of "treasury stock"                                     -          (206,358)                 -                  -
Premium received in respect of issuance of
 options exercisable for Company shares                             -             1,905                  -                  -
Dividend paid                                                       -          (227,357)          (146,450)                 -
Issuance of shares to minority in subsidiaries                 55,262            48,910             13,743             12,514
Issue of preferred shares to minority
 interest of subsidiary                                        58,217            62,217                  -             13,183
Dividend paid to minority in subsidiaries                     (20,981)          (12,688)           (13,076)            (4,751)
Payment of suppliers credit received
 for the purchase of fixed assets                                   -                 -             (1,249)                 -
Issuance of convertible debentures in subsidiary              246,400                 -             63,099             55,797
Proceeds from principal of long-term
 loans and other long-term liabilities                      2,564,132           510,637            774,717            580,645
Repayment of long-term loans, debentures
 and other long-term liabilities                           (1,838,617)       (1,101,916)          (615,060)          (416,353)
Credit from banks and others, net                            (685,678)         (221,774)           926,811           (155,271)
                                                          -----------     -------------     --------------     --------------

Net cash inflow (outflow) generated by
 financing activities                                         378,876        (1,146,284)         1,002,955             85,796
                                                          -----------     -------------     --------------     --------------

TRANSLATION DIFFERENCES IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS FOREIGN INVESTEE
 COMPANIES                                                     54,086           (13,851)            (9,054)            12,248
                                                          -----------     -------------     --------------     --------------

DECREASE IN CASH AND CASH EQUIVALENTS                        (177,709)         (486,449)           (43,269)           (40,242)

BALANCE OF CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                         982,713         1,469,162          1,512,431            222,535
                                                          -----------     -------------     --------------     --------------

BALANCE OF CASH AND CASH EQUIVALENTS
 AT END OF YEAR                                               805,004           982,713          1,469,162            182,293
                                                          ===========     =============     ==============     ==============

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
A.  ADJUSTMENTS TO RECONCILE NET EARNINGS
      TO CASH FLOWS GENERATED BY OPERATING
      ACTIVITIES:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                         (8,691)           16,073             (2,507)            (1,968)
Dividend received from affiliates net of equity
  in the operating results (equity in operating
  results of affiliates, net of dividend received
  therefrom)                                                1,813,165           299,410            (75,751)           410,590
Depreciation and amortization                                 399,325           378,945            578,119             90,427
Deferred taxes, net                                           (35,632)          129,088           (157,881)           (10,069)
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                           (106,663)           41,326             60,909            (24,153)
Net capital losses (gains) from realization:
 Fixed assets                                                   5,824            (6,941)             3,035              1,318
 Investments in formerly consolidated
  subsidiaries                                                  5,540          (517,775)          (407,555)             1,255
 Loss (profit) from realization of activities                  26,475          (282,096)                 -              5,995
 Investments in investee companies                             51,309           (27,887)           (48,232)            11,619
Inflationary erosion of principal of
 long-term loans and other liabilities                        127,777           (80,493)           (44,433)            28,935
Inflationary erosion of principal of
 credit from banks and others                                   7,170            (5,160)                 -              1,624
Inflationary erosion of value of investments,
 deposits and loans receivable                                (31,124)           25,772             (2,656)            (7,048)
Changes in value of assets and investments                    171,672            67,202            265,935             38,875
Salary related benefit to employees in
 connection with options granted by
 controlling interests                                              -                 -                785                  -
                                                          -----------     -------------     --------------     --------------

                                                            2,426,147            37,464            169,768            547,400
                                                          -----------     -------------     --------------     --------------

The accompanying notes are an integral part of the financial statements

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
A.  ADJUSTMENTS TO RECONCILE NET
     EARNINGS TO CASH FLOWS GENERATED
     BY OPERATING ACTIVITIES (CONT'D)

Changes in operating asset and liability items:

 Decrease (increase) in trade receivables
 and other receivables (after taking into
 account non-current receivables)                             638,997           187,235           (369,065)           144,701
Increase in inventories, work in progress and
 customer advances  (including long-term
 customer advances and deposits)                              (31,016)          (63,223)           (31,467)            (7,024)
Increase (decrease) in trade payables
 and other payables                                           (71,124)           37,205            404,693            (14,106)
                                                          -----------     -------------     --------------     --------------

                                                              536,857           161,217              4,161            123,571
                                                          -----------     -------------     --------------     --------------

                                                            2,963,004           198,681            173,929            670,971
                                                          ===========     =============     ==============     ==============

B.  ACQUISITION OF INITIALLY
      CONSOLIDATED SUBSIDIARIES

Assets and liabilities of the subsidiaries at date of acquisition:

 Working capital deficit (surplus),
  excluding cash and cash equivalents                               -            (8,409)           139,300                  -
 Fixed assets and investments                                       -           (16,518)          (820,382)                 -
 Long-term liabilities                                              -             4,144            195,139                  -
 Minority interest in subsidiaries                                  -            43,583             62,813                  -
 Excess of cost over net asset value
  upon acquisition                                                  -          (146,709)           (38,456)                 -
Investment in affiliates                                            -           106,746            110,130                  -
Liability for acquisition of subsidiaries                           -                 -            113,714                  -
                                                          -----------     -------------     --------------     --------------

                                                                    -           (17,163)          (237,742)                 -
                                                          ===========     =============     ==============     ==============

The accompanying notes are an integral part of the financial statements

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
                                                          -------------------------------------------------    ---------------
C.  PROCEEDS FROM REALIZATION OF INVESTMENTS
    IN FORMERLY CONSOLIDATED SUBSIDIARIES,
    NET OF CASH IN THOSE SUBSIDIARIES AT THE
    TIME THEY CEASED BEING CONSOLIDATED:

Assets and liabilities of the formerly
 consolidated subsidiaries at the time
 they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                   (242,644)          (89,123)           619,436            (54,946)
Fixed assets and investments                                   26,498         1,458,006          1,008,491              6,001
Long-term liabilities                                         (51,556)         (489,106)          (237,087)           (11,675)
Minority interest in the subsidiary as at date
 of the sale                                                  (56,960)         (133,139)          (246,597)           (12,899)
Investments in affiliated companies
 (year 1999 prior to the merger), net                          (2,204)           26,298         (1,036,479)              (499)
Consideration not yet received from
 consolidation of companies                                   (12,218)                -                  -             (2,767)
Deficiency in capital of subsidiary without
 guarantee                                                    208,615                 -                  -             47,241
Capital gain (loss) on sale of investments
 in subsidiaries                                               (5,540)          517,775            407,555             (1,255)
                                                          -----------     -------------     --------------     --------------

                                                             (136,009)        1,290,711            515,319            (30,799)
                                                          ===========     =============     ==============     ==============

D.  PROCEEDS FROM REALIZATION OF ACTIVITIES

Working capital surplus excluding cash and
 cash equivalents                                               3,483           153,338                  -                789
Fixed assets                                                   65,235            52,002                  -             14,772
Accrued income - long-term                                          -            21,227                  -                  -
Realization proceeds receivable                                (8,384)          (27,299)                 -             (1,899)
Capital gain (loss) from realization of activities            (26,475)          282,096                  -             (5,995)
                                                          -----------     -------------     --------------     --------------

                                                               33,859           481,364                  -              7,667
                                                          ===========     =============     ==============     ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
                                                          -------------------------------------------------    ---------------
E.  NON-CASH TRANSACTIONS:

Purchase of fixed assets                                       24,004            43,078              5,890              5,436
                                                          ===========     =============     ==============     ==============

Purchase of other assets                                            -               926              8,423                  -
                                                          ===========     =============     ==============     ==============

Purchase of switching division                                      -                 -              4,001                  -
                                                          ===========     =============     ==============     ==============
Proceeds from sale of fixed assets, in formerly
 consolidated subsidiaries and investee
 companies                                                     45,928            32,269                  -             10,400
                                                          ===========     =============     ==============     ==============

Investment in initially consolidated
 subsidiaries                                                       -                 -            113,715                  -
                                                          ===========     =============     ==============     ==============

Proposed dividend to minority shareholders                      5,450                 -                  -              1,234
                                                          ===========     =============     ==============     ==============

Interim dividend                                                    -                 -            167,504                  -
                                                          ===========     =============     ==============     ==============

Conversion of convertible debentures into                           -
 shares of the Company and of subsidiaries                                            -              1,034                  -
                                                          ===========     =============     ==============     ==============

Investment in subsidiaries                                      2,663            55,393                  -                603
                                                          ===========     =============     ==============     ==============

Proceeds from realization of affiliated
 company in marketable securities                                   -            27,295                  -                  -
                                                          ===========     =============     ==============     ==============

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF CASH FLOWS

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
                                                          -------------------------------------------------    ---------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net income (loss)                                          (2,537,083)          271,467            556,874           (574,521)
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                2,264,432          (112,939)          (327,175)           512,779
                                                          -----------     -------------     --------------     --------------
Net cash inflow (outflow) generated by
 operating activities                                        (272,651)          158,528            229,699            (61,742)
                                                          -----------     -------------     --------------     --------------

CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Investee companies - acquisition of shares,
 payments on account of shares, loans granted
 and non-current accounts                                    (179,900)         (527,911)        (1,114,460)           (40,738)
Purchase of fixed assets                                         (369)             (772)           (14,250)               (84)
Increase in investments and other receivables, net             10,146          (159,730)          (360,480)             2,298
Proceeds from sale of fixed assets                                117               399                962                 26
Proceeds from realization of investments
 in investee companies, net                                   170,022         1,017,614            180,898             38,502
Dividend received from an investee companies                        -                 -          1,468,592                  -
Investment in short-term deposits and
 investments, net                                              (3,965)         (182,730)           (87,973)              (898)
                                                          -----------     -------------     --------------     --------------
Net cash inflow (outflow) generated by
 investing activities                                          (3,949)          146,870             73,289               (894)
                                                          -----------     -------------     --------------     --------------

CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Proceeds from exercise of stock options                           141               140                420                 32
Premium received in respect of issuance
 of options exercisable for company shares                          -             1,905                  -                  -
Acquisition of "treasury stock"                                     -          (206,358)                 -                  -
Dividend paid                                                       -          (229,826)          (148,031)                 -
Receipt of long-term loans and other
 long-term liabilities                                      1,643,072            99,297            108,574            372,072
Payments of long-term loans and
 other long-term liabilities                               (1,354,295)         (729,041)           (92,101)          (306,679)
Credit from banks and others, net                              23,356            45,936            243,839              5,289
                                                          -----------     -------------     --------------     --------------
Net cash inflow (outflow) generated by
 financing activities                                         312,274        (1,017,947)           112,701             70,714
                                                          -----------     -------------     --------------     --------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                   35,674          (712,549)           415,689              8,078
BALANCE OF CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                             23,047           735,596            319,907              5,219
                                                          -----------     -------------     --------------     --------------
BALANCE OF CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                                   58,721            23,047            735,596             13,297
                                                          ===========     =============     ==============     ==============

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

IN TERMS OF SHEKELS OF DECEMBER 2001
                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 2B)
                                                                                                               --------------
                                                                                                                   YEAR ENDED
                                                                        YEAR ENDED DECEMBER 31                    DECEMBER 31
                                                          -------------------------------------------------
                                                                 2001              2000               1999               2001
                                                          -----------     -------------     --------------     --------------
                                                                            NIS THOUSANDS                      US $ THOUSANDS
                                                          -------------------------------------------------    ---------------
(A) ADJUSTMENTS TO RECONCILE NET EARNINGS
    TO CASH FLOWS GENERATED BY
    OPERATING ACTIVITIES:

Income and expenses not involving cash flows:
Dividend received from investee companies net of
 equity in their operating results (equity in
 operating results of investee companies, net of
 dividend received therefrom)                               2,268,075           244,500           (209,317)           513,604
Depreciation and amortization                                   2,222             2,712              2,467                503
Deferred taxes, net                                                 -           130,821           (130,821)                 -
Decrease in liability in respect of employee
 severance benefits, net                                         (732)           (3,253)           (10,702)              (166)
Net capital losses (gains) from realization:
Fixed assets                                                       (2)               (9)             1,684                  -
Investment in investee companies                               51,418          (396,201)           (45,330)            11,643
Decrease (increase) in value of deposits
 and other erosions, net                                      (19,771)           (3,610)             1,219             (4,477)
Exchange rate differences and erosion of
 principal of long-term loans and other liabilities           105,957           (63,347)           (19,600)            23,994
Erosion of principal of credit from banks
 and others                                                    10,390            (2,038)                 -              2,353
Salary related benefit to employees in connection
 with options granted by controlling interests                      -                 -                785                  -
Adjustment in value of investments                                  -           (79,198)           156,163                  -
                                                          -----------     -------------     --------------     --------------
                                                            2,417,557          (169,623)          (253,452)           547,454
                                                          -----------     -------------     --------------     --------------
Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                     (136,446)           93,181            (90,166)           (30,898)
Decrease (increase) in receivables                              8,500             4,410            (11,162)             1,925
Increase (decrease) in other payables                         (25,179)          (40,907)            27,605             (5,702)
                                                          -----------     -------------     --------------     --------------
                                                             (153,125)           56,684            (73,723)           (34,675)
                                                          -----------     -------------     --------------     --------------
                                                            2,264,432          (112,939)          (327,175)           512,779
                                                          ===========     =============     ==============     ==============

(B) SIGNIFICANT NON-CASH TRANSACTIONS:

Interim dividend                                                    -                 -            169,320                  -
                                                          ===========     =============     ==============     ==============
Proceeds from realization of affiliated
 company in capital note                                            -            21,240                  -                  -
                                                          ===========     =============     ==============     ==============
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                    960,882                 -                  -            217,591
                                                          ===========     =============     ==============     ==============
Purchase of company shares from investee
 company                                                       22,562                 -                  -              5,109
                                                          ===========     =============     ==============     ==============

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     Koor Industries Ltd. is a holding company, which operates in the fields of telecommunications, defense electronics, agro-chemicals and other chemicals and venture capital investment, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

     The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 28.

     The significant accounting policies, which were applied on a consistent basis, are as follows:

     A.   DEFINITIONS:

     In   these financial statements:

     1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

     2. Subsidiaries - companies, including partnership companies, whose statements are fully consolidated, directly or indirectly with those of the Company.

     3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method in Koor's financial statements.

     4. Affiliate companies - companies in which Koor has voting or equity rights which give it significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

     5. Investee companies - subsidiaries, proportionately consolidated companies or affiliates.

     6. Other companies - companies in which the investment does not give the Company significant influence are included by the cost method.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     A.   DEFINITIONS (CONT'D):

     7. Related parties - as defined in Paragraph (1) to Definition "related parties") in Item 1 to Securities law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

     8. Controlling shareholders - as defined in the Israeli Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996.

     9. Venture capital fund - as defined in Standard No. 1 of Israel Accounting Standards Board.

     10. Consumer Price Index - The Consumer Price Index (hereinafter - "CPI") published by the Central Bureau of Statistics.

     11.  Dollar - United States Dollar (hereinafter - "Dollar").


     B.   ADJUSTED FINANCIAL STATEMENTS:

     1.   a)   All NIS amounts in the financial statements are included in terms of NIS of identical purchasing power (NIS of December
               2001); the required adjustments are based upon the changes in the Israeli Consumer Price Index.

          b) The adjustments of the financial statements of the Koor Group is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in nominal NIS or in other functional currencies.

          c) The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

     2. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

          a) Non-monetary items (mainly fixed assets, inventory, work in progress and related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the related transactions were carried out.

               The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortization) have been adjusted on the same basis as that used for the adjustment of the related balance sheet items.

          b) Investments in investee companies and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     B.   ADJUSTED FINANCIAL STATEMENTS (CONT'D):

          c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at December 31, 2001, at their historical amounts (comparative figures are also adjusted in terms of shekels of December 2001).

          d) The components of the statement of operations (except for financing), relating to transactions carried out during the year
               - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

          e) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

          f) The financing item, which is derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments (see also item 2U as follow)

          g) Current income tax expense includes also the expense resulting from the erosion in value of payments on account of income tax from the payment date to the end of the year.

     3. Adjustment of financial statements on the basis of the exchange rate of the Dollar:

          The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

          According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 2001. This treatment is relevant both to the autonomous foreign investee companies and to the Israeli companies whose functional currency is the Dollar.

          Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments, net".

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     C.   PRINCIPLES OF CONSOLIDATION:

     1. The consolidated financial statements include the accounts of Koor, all its subsidiaries and proportionately consolidated companies.

     2. Consolidation of financial statements of proportionately consolidated companies:

          In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, are included in Koor's consolidated financial statements according to the proportionate consolidation method.

     3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortized at equal annual rates over 10 years commencing from the acquisition date, except for goodwill arising from the acquisition of some subsidiaries, which is amortized over a period of 20 years. The amortization of goodwill is included in "other expenses" item.

          Differences resulting from changes in holding rates are charged to the statement of operations as incurred, except for changes deriving from the exchange of homogenous assets, which are debited / credited in the goodwill and are not charged to the statement of operations.

     4. Excess cost of assets and liabilities is charged to the relevant items in the balance sheet.

     5. Significant inter-company transactions and balances items are eliminated upon consolidation.

     6. Koor's shares, which were purchased by the Company and subsidiaries, are accounted for as treasury stock.

     7. To the extent that sale and/or exercise of convertible securities issued by investee companies is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

     D.   USE OF ESTIMATES:

     The financial statements, which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the Management, which take the factor of materiality into consideration, and on the Opinion dealing with assets and contingent liabilities, as well as income and expenses in the reported period. Actual results may differ from such estimates.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     E.   CASH EQUIVALENTS:

     Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less and which are not encumbered.

     F.   MARKETABLE SECURITIES:

     (1)  MARKETABLE SECURITIES
          Investments in marketable securities designated for sale in the short term are included at market value in the stock market as at the balance sheet date. Investments in marketable securities, which are permanent investments, are included at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below).
          The changes in the value of the securities are charged in full to the statement of operations.

     (2)  NON-MARKETABLE SECURITIES
          Included at the cost, which Management believes does not exceed the realization value (see also section (3) below).

     (3)  DECREASE IN INVESTMENT VALUE
          From time to time the Company reviews its permanent investments in other companies to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's business, the segment in which the investee company operates and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors, which are not of a temporary nature.

     G.   PROVISION FOR DOUBTFUL DEBTS:

     The financial statements include specific provisions for doubtful debts, which the Management believes fairly reflect the loss inherent in debts whose collection is doubtful.

     The provision is determined partly in respect of specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

     H.   INVENTORY:

     Inventory is included at the lower of cost or market value. Cost is determined as follows:

     Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method.

     Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs.

     Merchandise - by the "first-in, first-out" method or by the "moving average method".

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     I.   WORK IN PROGRESS:

     Work in progress is valued at direct production cost, plus allocated indirect expenses, all of which are on an average basis. The cost of work in progress under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing. Interest is calculated in respect of the excess of the cost of work in progress over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in progress.

     The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment in work in progress is included in current liabilities. Work in progress and customer advances in respect of long-term contracts include amounts in respect of contracts the execution of which exceeds over one year.
     Where a loss is anticipated from work, a provision is made for the entire anticipated loss up to completion of the work.

     J.   VENTURE CAPITAL INVESTMENTS:

     Investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.

     The holdings of venture capital funds in venture capital investments are represented by their cost after provisions for drop in value, if a drop in value, of a permanent nature, occurs.

     K.   INVESTMENTS IN INVESTEE COMPANIES:

     The investments in investee companies (consolidated balance sheet - investments in affiliates) are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10 year period, commencing from acquisition date, other than goodwill in a subsidiary, which is amortized over 20 years in light of the evaluation that requires that the prior knowledge and experience accumulated serve it at least for this period, and other than the goodwill for purchase of part of the minority in another subsidiary, which is also amortized over 20 years.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     K.   INVESTMENTS IN INVESTEE COMPANIES (CONT'D):

     From time to time the Company reviews its investments to identify if there has been a decrease in their value which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors that are not of a temporary nature.

     L.   LONG-TERM RECEIVABLES AND LIABILITIES:

     Long-term receivables and liabilities bearing interest rates lower than the accepted market rates at date of inception, are recorded at their present values.

     M.   FIXED ASSETS:

     1. The assets are included at cost, after deduction of related investment grants.

     2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the interest rates applicable to the sources used to finance the investment.

     3. Improvements are attributed to the cost of assets, while costs of maintenance and repair are attributed to the operating statement when they occur.

     4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

          The  annual depreciation rates used are as follows:

                                                     %
                                                   ------
          Buildings and leasehold rights            1-10    (mainly 2%)
          Machinery, equipment and installations    5-20    (mainly 10%)
          Vehicles and forklifts                    10-20   (mainly 15%)
          Office furniture and equipment            6-33    (mainly 6% and 25%)

     N.   INTANGIBLE ASSETS AND DEFERRED EXPENSES:

     1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are included at cost and are amortized in 5 to 10 annual installments beginning with the commencement of the utilization thereof.

     2. Intangible assets in the purchase of goods - are presented at cost and are amortized over 20 years.

     3. Deferred expenses - debenture issuance costs: These costs are amortized over the life of the debentures, taking into account the dates of redemption.

     4. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     O.   CONVERTIBLE SECURITIES:

     1. Debentures, whose conversion is not expected in the foreseeable future, are included at their liability value as at balance sheet date, in accordance with the provision of Opinion 53 of the ICPAI, and are included as long-term liabilities.

     2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the drop, in the percentage of holdings in investee companies, is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the Company balance sheet.

     P.   DEFERRED TAXES:

     1. Deferred taxes are computed in respect of temporary differences between the amounts included in the adjusted financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

     2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations. The amount included in the statement of operations represents the changes in the said balances during the current year.

     3. In calculating deferred taxes, taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future, have not been included.

          No deferred taxes have been created for taxes to apply when distributing profits by subsidiaries, in accordance with the policy of the company not to distribute taxable dividends in the foreseeable future.

     Q.   REVENUE RECOGNITION:

     1.   Work in progress:

          Revenues and costs related to work in progress under long-term contracts are recognized under the percentage of completion method, once accumulated work has reached 25%.

          For contracts involving technological uncertainties, revenues are recognized on the basis of the completed contracts method. Revenues and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Q.   REVENUE RECOGNITION (CONT'D):

          Periodic reporting on revenues and costs from work in progress covers all turnover periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be included that the refund of costs already incurred is anticipated. In such circumstances, all the costs incurred are attributed to the statement of operations as against revenues in the amount of such costs ("Zero interval presentation").

          Full provision is made for anticipated losses.

     2.   Sale of products and rendering of services:

          Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services. In special contracts, the sales are recognized after performing the work and passing acceptance tests, as defined in the product delivery contract.

     R.   SALE OF CUSTOMER DEBTS

     The Company recognizes sale of customer debts as a sale only in the instance where the control and the risks of the financial asset are transferred to the purchaser.

     S. PRESENTATION OF TRANSACTIONS BETWEEN THE COMPANY AND THE CONTROLLING SHAREHOLDER

     Transactions between the Company and the controlling shareholder of the Company are included in accordance with the Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996. Accordingly, the difference between the price paid to the controlling shareholder for the sale of an asset and the book value of the asset in the books of the controlling shareholder, is included in the item Shareholders' equity of the Company.

     In addition, the amount of the loan erosion without interest and linkage differentials and without a repayment date, received from the controlling shareholder and which the parties do not intend to repay, is included in the item Shareholders' equity.

     T.   RESEARCH AND DEVELOPMENT:

     Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in progress, and are included in the statement of operations as part of the recognition in results from such work in progress.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     U.   DERIVATIVE FINANCIAL INSTRUMENTS:

     Koor and its subsidiaries enter into Option contracts and forward transactions that are designated to reduce the specific risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency and changes in the CPI.

     The results of Option contracts and forward transactions for the purchase or sale of foreign currency, which are designated to Hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

     The results of Option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations as financing expenses in the period of the change in the exchange rate of the hedged balances.

     The fair value of derivative financial instruments is established according to their market values, and when such do not exist, according to the evaluation model.

     V.   EARNINGS PER SHARE:

     Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.

     W.   DATA REGARDING THE CPI AND THE EXCHANGE RATE OF FOREIGN CURRENCY:

                                                                            ISRAELI    CHANGE RATE
                                                                              CPI*      ONE DOLLAR
                                                                           ---------  -------------
                                                                             POINTS       NIS
                                                                           ---------  -------------
          FOR THE YEAR ENDED:
          December 2001                                                      170.9       4.416
          December 2000                                                      168.5       4.041
          December 1999                                                      168.5       4.153

                                                                               %           %
                                                                           ---------  -------------

          CHANGES DURING:
          2001                                                                1.4         9.3
          2000                                                                 -         (2.7)
          1999                                                                1.3        (0.2)

                                                                               %
                                                                           ---------  -------------

          Real increase (decrease) in the CPI relative to the exchange rate of the Dollar during the year:
           2001                                                               7.9
           2000                                                               2.7
           1999                                                               1.5

          (*) According to the CPI in respect of the balance sheet date
              (1993 average basis = 100).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     W.   DATA REGARDING THE CPI AND THE EXCHANGE RATE OF FOREIGN CURRENCY
          (CONT'D):

          Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

          Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published in the balance sheet month.

     X.   INFLUENCE OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

          In the account period, the Israel Accounting Standards Board published the following new standards:

     1. ACCOUNTING STANDARD NO. 7 -Post balance sheet events. The new standard determines when a corporation must make adjustments to its financial statements for events that occurred after the balance sheet date, and the disclosure required of a corporation concerning the date on which the financial statements were approved for publication and concerning events after the balance sheet date.
          This standard will apply to financial statements for periods starting after December 31, 2001.

          According to this standard, the liability relating to a dividend proposed or announced after the balance sheet date will be reflected in the financial statements only when announced. This does not correspond to the Securities Regulations (Preparing Financial Statements), 1993, which have not been amended accordingly. For this reason, the Company has not complied with the standard, and the dividend announced after December 31, 2001 is included under Current liabilities.

     2. ACCOUNTING STANDARD NO. 8 -Discontinued operations. The standard sets out rules for the separate statement of information relating to an essential business operation which is terminated by a corporation, from information relating to ongoing operations, and also determines the minimum disclosure of information concerning a discontinued operation.
          This standard will apply to financial statements for periods starting after January 1, 2002.

     3. ACCOUNTING STANDARD NO. 11 - Segment reporting. The standard requires the inclusion of information in respect of business segment and geographical segment, and also gives detailed guidelines for the identification of business and geographical segments This standard will apply to financial statements for periods starting after January 1, 2002.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     X.   INFLUENCE OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION
          (CONT'D)

     4. ACCOUNTING STANDARD NO. 12 - Termination of adjustment of financial statements. According to this standard, the adjustment of financial statements will commence on January 1, 2003.

          Until December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with Opinion 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for nominal reporting starting from January 1, 2003. The standard could influence the reported results of the Company. The extent depends on the rate of inflation and the financing resources of the Company.

     5. ACCOUNTING STANDARD NO. 13 - Effects of changes in foreign currency exchange rates. The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation.
          The standard supersedes the provisions of Clarifications 8 and 9 to Opinion 36, which will be voided when Accounting Standard No. 12, referred to above, takes effect.
          This Standard will apply to financial statements for periods starting after January 1, 2003.

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES

     A.   ECI TELECOM LTD. (HEREINAFTER: "ECI") - AN AFFILIATED COMPANY

     1. On November 7, 2000, the board of directors of ECI approved a resolution made in August 2000 for a division plan to split ECI into five separate companies, which were to deal with the following separate areas: access products, transmission, optical fiber networks, next generation telephony solutions, wireless communications and ECI Industries - which would be a holding company and subcontractor for the new companies. The de-merger plan was divided into two stages: in the first stage, the relevant assets and liabilities and business operations would be transferred to each company. In the second stage, the board of directors would consider the transfer of holdings in the companies, or some of them, to the shareholders.

          On January 1, 2001, five subsidiaries were set up and took on the employees of the various operational departments. The subsidiaries are operating as branches of the company until transfer of the assets (including intangible assets) and liabilities to their legal ownership.

          Pursuant to a resolution of the Board of Directors of ECI on May 22, 2001, implementation of the second stage of the plan to split the company was postponed, mainly due to the slowdown in the global telecommunications market and the decline in demand for the company's products.
          ECI received approval from the tax authorities for the plan to split the company and for a tax exemption for transfer of operations to the new companies. This is subject to several terms outlined in the tax authorities approval and the law.
          During 2001, ECI received the tax authorities' approval to merge, in a tax exempt transaction, an ECI subsidiary with ECI. According to this approval, ECI is limited from bringing in private investors to an amount higher than 20% of the companies outstanding capital as at end 2002.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     A.   ECI TELECOM LTD. (HEREINAFTER: "ECI") - AN AFFILIATED COMPANY (CONT'D)

     2. In the second half of 2000, the world demand for telecommunications products, including those of ECI products declined, this trend continued during 2001. As a result of this, the management of ECI decided to undertake a series of efficiency measures which include, discontinuation of production and marketing of certain products, termination of development operations in the USA which were purchased in the second quarter of 2000 and a reduction of manpower by approximately 2,000 employees. Accordingly, ECI recorded in its financial statements in 2001 a provision of approximately 108 million Dollars for decrease in value of inventories, and a provision of approximately 166 million Dollars for the amortization of the goodwill, intangible assets and fixed assets used for the terminated operations and for the reorganization costs.

     3. In the first quarter of 2001, the decline in global demand for telecommunications products including those of ECI was continuing and ECI's sales forecasts were revised downwards. In addition, there were other indications in that period of a change in the fair value of ECI. These indications included, inter alia, valuations made by an independent outside appraiser for ECI, and related to the value of four of ECI's business units, discussions concerning the sale of Lightscape Networks (hereinafter "LSN"), which is one of ECI's main business units, and another indication concerning the value of LSN which derived from the assessments of an investment bank regarding the value of LSN, which it prepared for examining the possibility of raising capital by way of a private placement.

          In view of the aforesaid, the management of Koor decided in the first quarter, to reduce the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by approximately NIS 211 million, to NIS 2,234 million as at March 31, 2001.

          During the second quarter of 2001, since the negative trends in the telecommunications sector were continuing, and particularly in light of the uncertainty as to the recovery of this market, Koor's management decided to commission an overall valuation of ECI from the same appraiser who had prepared the previous valuations for ECI. The fair value of ECI according to the findings of the valuation, ranges from 985 million Dollars to some 1,230 million Dollars, and therefore the fair value of Koor's investment in ECI was between 340 million Dollars and 420 million Dollars.

          Based on the above, the Board of Directors of the Company decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately NIS 593 million (in addition to the reduction made in the first quarter of the year). The balance of Koor's investment in ECI as at June 30, 2001, was approximately NIS 1,555 million.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     A.   ECI TELECOM LTD. (HEREINAFTER: "ECI") - AN AFFILIATED COMPANY (CONT'D)

     3.   (cont'd)

          The results of ECI's operations and other indications including valuation from the same appraiser served Koor's management for the valuation of its investment in ECI in the third quarter of 2001. In view of the data available to the Koor management, as well as the ongoing slowdown in the markets in which ECI operates, the Board of Directors of Koor decided to write off the balance of the goodwill allocated to the investment in ECI, in the amount of NIS 263 million. Thus, the write-offs of goodwill in the account period amounted to approximately NIS 1,067 million. The provisions were included in the Statement of Operations under the item "Group equity in the operating results of affiliates, net". The balance of the investment in ECI as at September 30, 2001 was NIS 1,206 million.

     4. During the second quarter of 2001, Koor purchased 1,613,478 shares of ECI (which is about 1.7% of ECI shares) from a third party, at a cost of approximately NIS 34 million.

     5. On 6 December 2001 a private allotment agreement was signed between ECI and a group of investors, whereby 12.5% of the share capital of ECI will be allotted to those investors in consideration of approximately 50 million Dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased from 34.6% to 30.3%. In its financial statements for the fourth quarter of the year, Koor recorded a loss of NIS 67 million in respect of the allotment, presented in the statement of Operations under the item "Group's equity in operating results of affiliates, net".

          On December 31, 2001 the balance of the investment in ECI is approximately NIS 1,094 million.

     6. The Board of Directors of Koor decided to give its approval for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million Dollars, on terms not inferior to market terms on the date of opening the credit line.

     7. In June 2001, shareholder class actions were filed in the name of various shareholders against ECI and some of its officers: the previous Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, based on the Securities Exchange Act of 1934 in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 (the "Purchasers"). The plaintiffs allege that ECI and the aforementioned officers defrauded the Purchasers, made false representations and published misleading financial statements, which harmed the purchasers. Based on their allegations, the plaintiffs are seeking, inter alia, compensation for their damages, or alternatively, restitution of the sum they lost as a result of the decrease in the value of their shares (no sum has yet been stipulated by the plaintiffs).

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     A.   ECI TELECOM LTD. (HEREINAFTER: "ECI") - AN AFFILIATED COMPANY (CONT'D)

     7.   (cont'd)

          At the stage of the preliminary procedural hearing in the US Federal Court, an amended class action was filed, against which ECI and the other defendants filed an application for dismissal of the claim in limine. The Federal Court struck the action against the previous Chairman of the Board, but left the claim against the other defendants as is, i.e. against ECI and the other officers.

          The management of ECI believes that there is no basis for the allegations of the plaintiffs, and it intends to oppose the action.

     8. Some of the current and future liabilities of ECI to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on the company's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratio, such as total shareholders' equity, shareholders' equity to assets, current ratio and operating income to sales, which would be in effect starting from fiscal year 2002.

     9. Adjustment of the net loss of ECI as reported according to US GAAP, to the net loss according to Israeli GAAP - see Note 28A(18).

     B.   TADIRAN LTD. (HEREINAFTER: "TADIRAN") - CONSOLIDATED COMPANY

     1. On March 4, 2001, Tadiran sold its shareholding in ECI to Koor at the market price on the date of sale. The transaction was handled according to the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in Financial Statements), 1996.

     2. In 2000 an agreement was signed between Tadiran, the Company and Elisra Electronic Systems Ltd. (hereinafter - "Elisra"), whereby Tadiran transferred its entire holdings (100%) in Elisra to the Company, free of charge, effective from January 1, 2000. Immediately after transfer of the shares, Elisra received shares in Tadiran Spectralink Ltd. and in Tadiran systems Ltd. (wholly controlled subsidiaries of Tadiran), free of charge. The share transfer is conducted under the tax exemption conferred by section 104 of the Income Tax Law in Israel.

     3. After the balance sheet date, agreements were signed to sell most of Tadiran's real estate (See Note 27B) as part of the liquidation of Tadiran Ltd.. Tadiran's remaining real estate will be sold during 2002, therefore Tadiran's real estate was classified in the financial statements under "assets designated for sale".

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     C. MAKHTESHIM AGAN INDUSTRIES LTD. (HEREINAFTER: "M-A INDUSTRIES") - CONSOLIDATED COMPANY

     1. Consolidated companies of M-A Industries have agreements with banks whereby the consolidated companies sold certain customer debts to the banks. As at December 31, 2001 the customer balance in respect of debts sold decreased by 10 million Dollars (as at December 31, 2000 - approximately 40 million Dollars). The difference between the book balance of debts sold and the consideration received is allocated to the statement of operations. Under the agreements, the consolidated companies undertook to indemnify the banks in certain cases defined in the agreements, in which the sold debts are not repaid.

          In October 2001 M-A Industries and some of its consolidated companies (hereinafter: "the Selling Companies"), entered into an agreement which replaced the existing plan. Under the new agreement, the Selling Companies signed an agreement for a securitization transaction whereby, on the final date of closing the agreement, they sold all their customer balances without right of restitution (except for commercial disputes), to foreign companies which established for this purpose, which are not owned or controlled by M-A Industries (hereinafter "the Purchasing Companies"). Purchase of the debts was financed by an American company from the Bank of America Group. The volume expected to be at the disposal of the Purchasing Companies is approximately 150 million Dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. M-A Industries will handle collection of the sold debts for the Purchasing Companies in consideration of a fee, which will be determined. Under the securitization agreement, the debts of customers of South American companies were not sold. (See also Note 5).
          As at balance sheet date, the cash proceeds received from the securitization transaction were 96 million Dollars. See also Note 5.

     2. During 2001, consolidated companies of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta.
          The cost of the acquisition was approximately 105 million Dollars, and is included under item "Intangible assets and deferred expenses". The sum of approximately 20 million Dollars was allocated to the costs of registration and licenses and is depreciated over 20 years, and approximately 2.5 million Dollars was allocated to the acquisition of agreements with third parties and depreciated over 10 years. The depreciations are included in the item "Selling and marketing expenses". The balance of the cost is allocated to purchase of a product as an ongoing concern, including: Intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers etc. which represent goodwill amortized over 20 years in the item "Other income (expenses), net". Under the agreements, if sales of some of the products exceed certain volumes in the coming three years, an additional consideration will be paid, which is likely to reach some 8.3 million Dollars. As at the date of approval of the financial statements, M-A Industries estimates that the additional consideration will not be paid, therefore no provision has been included in the financial statement.

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     C. MAKHTESHIM AGAN INDUSTRIES LTD. (HEREINAFTER: "M-A INDUSTRIES") - CONSOLIDATED COMPANY (CONT'D)

     3. During May 2001, the Board of Directors of M-A Industries decided to adopt a policy of distributing a dividend of between 15% and 30% of the annual net profit, starting from 2001. An interim dividend will be distributed each year as an advance on account of the annual dividend, depending on the quarterly profit with the aforesaid limitation. Implementation of the policy is subject to the existence of profits worthy of distribution, on the relevant dates, subject to the provisions of any law relevant to dividend distribution, to specific resolutions of the Board of Directors of M-A Industries and to any other resolution which the Board of Directors is authorized to adopt at any time, including in the matter of another designation for the company's profits and a change in the policy.

          Pursuant to this policy, the Board of Directors of M-A Industries decided on distribution of an interim dividend of 8.5 million Dollars.

          After the balance sheet date, the Board of Directors of M-A Industries decided to distribute an additional interim dividend for 2001, of 3 million Dollars which have been paid on February 14, 2002. This dividend to the minority was presented as a liability in the financial statements. See Note 2(X)(1).

     4. In August 2000 an agreement was signed between a company from M-A Industries Group and the outside shareholders of a consolidated company of M-A Industries in Brazil (hereinafter: "Millenia"), for the purchase of about 28.5% of the shares of Millenia (hereinafter: "the Minority Shares").

          The minority shareholders proceeds for the purchase of their shares included the following components: immediate cash payment of about 22 million Dollar, receipt of 12.4 million shares of M-A Industries (some of which will be given in April 2002) which are owned by another subsidiary of M-A Industries, the market value of the shares on the date of transaction was approximately 28 millions Dollars, and future payment based on the accumulated profits of Millenia.
          For 8.9 million of these shares the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other subsidiary of M-A Industries on January 31, 2002, in consideration of 2.57 Dollar per share (being 2.24 Dollar plus interest at a rate of 10% p.a. for the option period).

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                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     C. MAKHTESHIM AGAN INDUSTRIES LTD. (HEREINAFTER: "M-A INDUSTRIES") - CONSOLIDATED COMPANY (CONT'D)

          In December 2001 an agreement was signed (hereinafter: "Supplementary Agreement") between the consolidated company and the minority shareholders in Millenia, concerning completion of purchase of their shares in Millenia and a change in several of the terms in the original agreements, as follows:

          a.   Under the Supplementary Agreement, the consolidated company paid
               7.7 million Dollars to the main minority shareholder, and an additional payment of approximately 0.6 million Dollars to be paid by the end of March 2002 to the other minority shareholders in respect of M-A Industries undertaking to pay an additional sum according to the profits of Millenia in 2000 and 2001.

          b. In respect of the PUT option granted to the minority shareholders, which grants them the right to sell 8.9 million shares of M-A Industries, the main minority shareholders exercised the PUT option for approximately 5.9 million shares of M-A Industries in consideration of 14,940 thousand Dollars, and waived the PUT option for the balance of M-A Industries shares he still held.

          c. The right of the minority shareholders to receive 2,000,000 M-A Industries shares in April 2002 was cancelled.

          The goodwill created in this purchase, approximately 35 million Dollars, is amortized over 20 years, which the management of M-A Industries deems proper. Among the circumstances justifying the amortization of goodwill over 20 years: in the area of operation of Millenia, no significant technological changes are expected to occur in the future, Millenia's customers are characterized by low turnover, the agro-chemicals market in Brazil is the third largest in the world and the only one enjoying growth.

     5. On August 15, 2001, Koor sold 19,383,000 shares of M-A Industries in consideration of approximately NIS 170 million (the stock market price
          - NIS 8.80). The capital gain recorded in the third quarter of 2001 was approximately NIS 13 million.

     6. During the year Koor acquired 2,100,00 par value shares of M-A Industries for NIS 21 million.

     7. In April 2001, the Board of Directors of M-A Industries decided to distributes Options to employees of M-A Industries and its consolidated companies. According to this plan, during the next two years, 17,400,000 options will be allocated, exercisable into 17,400,000 ordinary shares of NIS 1 par value each of M-A Industries (as at the balance sheet date, 12,500,000 options were allocated).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     C. MAKHTESHIM AGAN INDUSTRIES LTD. (HEREINAFTER: "M-A INDUSTRIES") - CONSOLIDATED COMPANY (CONT'D)

     8. In November 2001 M-A Industries issued convertible debentures and options under a prospectus, as follows:
          NIS 270,000,000 par value of registered debentures (series A) (issued at a discount of 2.2%), payable in one payment on November 20, 2007, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. Starting on the date of listing the debentures (series A) for trading and until November 20, 2007 (inclusive), the debentures (series A) will be convertible on any trading day at a conversion rate of NIS 10.68 par value of debentures (series A) for one ordinary share of a par value of NIS 1. 18,000,000 registered options (series 1), exercisable for 18,000,000 ordinary shares of a par value of NIS 1 each of the company, on any trading day starting from the date of their listing for trading until November 20, 2005 (inclusive), so that each option (series 1) can be exercised for one ordinary shares of a par value of NIS 1 (subject to adjustments), against a cash payment of the exercise price, which is NIS 10.68, linked to the representative exchange rate of the Dollar. In any case the exercise price shall not be less than NIS 10.68. An option (series 1) that is not exercised by November 20, 2005 (inclusive) will be void, and will not grant its holder any right in the company.

          The net proceeds from the issue were approximately NIS 264 million. The Company registered the Options at fair value based on the Black and Scholes model (approximately NIS 17 million). The balance of the proceeds (approximately NIS 247 million) was attributed to the fair value of the convertible debenture. As at December 31, 2001, the debentures are not expected to be converted and the options are not expected to be exercised.

     9. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. As a result of these events, the trading in foreign currency was temporarily delayed. In January 2002, the Congress granted the President legal authority to devalue the Argentina peso (hereinafter:
          "peso") against the Dollar (to which the peso had been linked for about 10 years), following which the government of Argentina announced a devaluation of about 29% (i.e. 1.4 peso per Dollar). During February 2002, the law in Argentina was changed to state that the peso would be a floating currency and the rate of 1.4 peso per Dollar for exporters and importers no longer exists. On January 11, 2002 the trading started in the foreign currency market in Argentina, and a conversion rate of 1.7 peso to the Dollar was set. This conversion rate is the determining rate as at the balance sheet date. As a result of the devaluation the consolidated company's assets in Argentina eroded (mainly trade receivables and other debts receivable) at the amount of approximately 15 million Dollars. In addition, due to the economic and political situation in Argentina, the consolidated company included a one-time allowance of 8 million Dollars, mainly on account of doubtful debt.
          The continuation of the recession in the Argentinean market, return to high inflation and high devaluation rates of the Argentinean peso rate to the Dollar stand to have an influence on the result of operations, and business status of the consolidated company in Argentina. M-A Industries and its consolidated companies, are guarantors to the liabilities of the consolidated company to the banks in Argentina to a total amount of approximately 17 million Dollars.

          After the balance sheet date, close to the date of approval of the financial statements, the peso was devalued by an additional 21% against the Dollar.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     C. MAKHTESHIM AGAN INDUSTRIES LTD. (HEREINAFTER: "M-A INDUSTRIES") - CONSOLIDATED COMPANY (CONT'D)

     10. After the balance sheet date, on January 23, 2002, M-A Industries issued to investors, in a private placement, NIS 133,980 thousand par values of convertible debentures (series A) at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately NIS 130 million. The terms of the convertible debentures (series A) will be the same as those of the debentures (series A) as mentioned above in item 8.

          The Company's shareholding in M-A Industries, as at the December 31, 2001 is 52.56%. Assuming exercise and conversion of all the convertible securities issued and allotted by M-A Industries including the above mentioned in item 10, the Company's shareholding in M-A Industries will drop to 44.17%.

     D. MASHAV ENTERPRISE AND DEVELOPMENT LTD. - PROPORTIONATELY CONSOLIDATED COMPANY

          In January 2000 a transaction for the sale of Mashav Enterprise and Development (hereinafter: "Mashav") was closed between Koor and Clal Industries & Investments Ltd. (hereinafter: "Clal"), whereby Koor sold to Clal all its holdings (50%) in Mashav in consideration for NIS 903 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale is approximately NIS 368 million before tax, and after tax is approximately NIS 237 million.

          During December 1999, before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 720 million.

     E.   TELRAD NETWORKS LTD. (HEREINAFTER: TELRAD) - CONSOLIDATED COMPANY

     1. The board of directors of Telrad approved a retirement plan for additional employees, beyond the retirement plans from 1999 and 2000. In the financial statements as at December 31, 2001 in the item "Other income (expenses), net", an expense in the amount of NIS 87 million was recorded (the cost of reorganization plan in 2000 and 1999 amounted to NIS 261 million and NIS 90 million, respectively).

     2. During the reporting period, a contract was signed between Telrad and ECtel (a publicly traded subsidiary of ECI), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to ECtel, which issued shares and options to Telrad in consideration of the acquisition.
          This transaction was treated, in Koor's financial statements, in accordance with the accounting principles in similar transactions for exchange of assets, and therefore no gain or loss was recorded.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     E.   TELRAD NETWORKS LTD. (HEREINAFTER: TELRAD) - CONSOLIDATED COMPANY
          (CONT'D)

     3. On August 30, 2000, a series of agreements was signed and closed between Koor, Telrad and Nortel Networks Ltd. (hereinafter "Nortel"), a Canadian international telecommunications company.
          Pursuant to the agreements, Nortel established a new company in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel") controlled by Nortel. Koor and Telrad which holds together 28% of the non-voting rights to profits, and has the right to appoint one director out of six.

          Under the series of agreements, Koor was granted a PUT option to sell Nortel the shares held by Koor in Nortel Israel and at the same time, Nortel was granted a CALL option to purchase these shares from Koor. The two options have identical exercise prices, and are exercisable in 2003 at a price which reflects the sum of Koor's investment in the company, plus a yield to be determined in the agreements. The company estimates the probability of non-exercise of either of the above options is being low.
          In light of the above, Koor's investment in Nortel is presented by the cost method under the item" Investments and other debts receivable".

          In view of the above, Koor's investment in Nortel Israel is presented by the cost method, in the item "Investments and other debts receivable".

          As part of the series of agreements, Koor and Telrad invested a sum of approximately 5.6 million Dollar in the share capital of Nortel Israel, and provided it with a shareholders' loan of approximately 42 million Dollar. The loan is to be paid in 2003, and bears interest at a rate of 6% p.a.

          Similarly, on the date of effecting the said transactions, Nortel exercised the option granted to it in 1997 and sold 20% of the shares in Telrad to Koor for 45 million Dollar, thereby making Telrad a wholly-owned subsidiary of Koor.
          Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and TX1 business exchanges, will from now on be effected by Nortel Israel, and elsewhere will be effected by another company of Nortel Group. Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement.
          These activities in 1999 and the eight months ended August 31, 2000, constituted about 43.5% and 31.3% of Telrad's sales, respectively. Telrad received approximately 90 million Dollar for the transaction, over the book value of the transferred assets.
          As part of the above series of agreements, earlier agreements concerning a commitment made by Telrad to purchase know-how and pay royalties to Nortel were cancelled by mutual consent. As a result of the transaction, Koor recorded a capital gain, after tax, in the third quarter of 2000, of approximately NIS 261 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     F.   ELISRA ELECTRONIC SYSTEMS LTD. (HEREINAFTER ELISRA)

     1. On March 17, 2001, a fire broke out at the plants of the consolidated companies - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The managements of these two companies estimate, on the basis, inter alia, of the opinion of their legal advisers in this matter, that the indemnity value which will be received from the insurance companies will be not less than the amount of the fire damages.

          The above estimate of indemnity did not include amounts relating to loss of interim profits of approximately 1.3 million Dollars, which were recognized in earlier periods in respect of "works in progress" which were damaged by the fire. These amounts were allocated to the statement of operations under item "Other income (expenses), net". Up to December 31, 2001, advances were received from the insurance companies amounting to approximately 10 million Dollars.

     2. During 2000, Elisra acquired by way of allotment, purchase on the stock exchange and purchase from other shareholders, additional shares (about 17.6%) in BVR Systems (1998) Ltd. (hereinafter: "BVR"), for a total of approximately 10 million Dollars. Elisra also purchased all the BVR shares which were held by Koor - this acquisition was recorded at the cost of the shares in Koor's books, in accordance with the Securities Regulations - Transactions between a Corporation and its Controlling Shareholder.

          After these acquisitions, Elisra holds about 46% of the share capital of BVR.

          Elisra signed a voting agreement with other shareholders of BVR, whereby Elisra will be entitled to appoint most of the directors of BVR, and accordingly, the financial statements of BVR were consolidated with the financial statements of Koor, starting from September 30, 2000.

          During the third quarter of 2000 and the first quarter of 2001, provisions of approximately NIS 41 million and NIS 36.5 million, respectively, were recorded in the goodwill of BVR, in order to reflect a decrease in value not of a temporary nature, based, inter alia, on the business operations, backlog of orders and updated assessments of the market potential. The provisions are included in the item "Other income (expenses), net".

     G.   UNITED STEEL MILLS LTD. (HEREINAFTER: "USM")

          On November 5, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

     G.   UNITED STEEL MILLS LTD. (HEREINAFTER: "USM") (CONT'D)

          Due to the liquidation proceeding which commenced on August 1, 2001, the consolidation of USM in the financial statements of Koor was terminated at the beginning of the third quarter of the year. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Operations including the earning (loss) per share for the year that ended December 31, 2001, operations in the construction and infrastructure segment are presented as a segment whose operations were discontinued. In addition, statements of operations for previous years were restated in order to reflect the discontinuation of operations in this segment (see Note 23(G)).

          During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without committing to it, a special credit line of about NIS 28 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements.
          Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.

     H.   KOOR CORPORATE VENTURE CAPITAL

     1. On January 2, 2000, Koor and a wholly-owned subsidiary set up a registered partnership called "Koor Corporate Venture Capital" (hereinafter: "Koor CVC") through which Koor concentrates its investment activities in venture capital Funds and in technological companies with growth potential.

          See Note 18B(5) for investment commitments and investments after the balance sheet date.

     2. During 2001, Scopus (a subsidiary) issued preferred shares (ordinary shares with preferred rights) to third parties in consideration of
          17.4 million Dollars. Following the issue, the percentage of the holding in Scopus decreased to 49.4%, its consolidation was terminated starting from the beginning of the fourth quarter of 2001 and the investment in the company is presented in the item "Investments in affiliates".

     3. During the reporting period, the management of the Koor CVC partnership estimated that the value of the investments in a number of companies in the portfolio was lower than the cost of the investment, and therefore decided to reduce the value of the investment in those portfolio companies by approximately NIS 126 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEE COMPANIES (CONT'D)

       I.     DIVESTITURE OF ADDITIONAL HOLDINGS

       1. On January 31, 2001, the transaction for the sale of all Koor's holdings in Koor Insurance Agency (100%) was closed, in consideration of approximately NIS 5 million. The profit from the transaction is approximately NIS 3 million.

       2. On May 4, 2001, Koor Group sold, free of charge, all its holdings (50%) in Sigmaone Communications (hereinafter - "Sigma1") to the KL-LLC group (hereinafter - "the Buyers"), the other shareholders in Sigma1. In the sale transaction, Koor and the Buyers transferred 2 million Dollars to Sigma1, to ensure its operation as a going concern. Koor Group also replaced the existing debt of Sigma1 to it with a new debt, which includes an option to convert the debt to shares of about 15% of the capital of Sigma1, on the transaction date. Accordingly, the financial statements of Koor recorded a provision in the amount of the investment, including the loans which Koor extended to Sigma1, of approximately 10 million Dollars.

       3. During 2001, a consolidated subsidiary of Koor Properties Ltd. (a company wholly-owned by Koor) sold part of its real estate assets in consideration for NIS 48 million (of which approximately NIS 32 million will be received in 2002). Neither a profit nor a loss was recorded from the sale.

       4. In the first quarter of 2001, a provision of 10 million Dollars has been recorded for a decrease in value of investments in investee companies, so as to reflect, in the company's estimation, the anticipated losses as a result of the expected exercise or from a decrease in value not of a temporary nature. The reduction is recorded in the item "Other income (expenses), net".

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

                                                     CONSOLIDATED                      COMPANY
                                                 ------------------------         ------------------------
                                                     DECEMBER 31                      DECEMBER 31
                                                 ------------------------         ------------------------
                                                     2001            2000             2001            2000
                                                 -------- ---------------         --------  --------------
                                                     NIS THOUSANDS                    NIS THOUSANDS
                                                 ------------------------         ------------------------
       Marketable securities (1):
       Debentures                                328,239          373,843         308,606          349,951
       Short-term Treasury notes                  65,606           49,754          65,577           39,896
       Shares and options                        105,573          105,723          99,726           73,919
       Mutual fund participation
       certificates                                7,661           17,424               -                -
                                                 -------          -------         -------          -------
                                                 507,079          546,744         473,909          463,766

       Deposits in banks and financial
       institutions                               93,024           84,988               -                -
       Short-term loans and current
       maturities of long-term loans               3,042            9,220           3,042            9,220
                                                 -------          -------         -------          -------
                                                 603,145          640,952         476,951          472,986
                                                 =======          =======         =======          =======
       (1)      Presented at market value.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - TRADE RECEIVABLES

       CONSOLIDATED:

                                                                     DECEMBER 31
                                                                -------------------------
                                                                     2001            2000
                                                                ---------  --------------
                                                                     NIS THOUSANDS
                                                                -------------------------

       Open accounts                                            1,735,775       2,562,904
       Deferred promissory note and receivables from sale
       of customers' debts*                                       295,943               -
       Post dated checks receivable and credit card
       companies                                                   31,030          82,738
       Current maturities of long-term trade receivables           46,027          52,216
                                                                ---------       ---------

                                                                2,108,775       2,697,858
                                                                =========       =========
       Including:
       Affiliates                                                       -             315
                                                                =========       =========

       Net of allowance for doubtful accounts                     100,786          87,284
                                                                =========       =========

       * According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, were written off. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded, see Note 3(C)(1).

NOTE 6 - OTHER RECEIVABLES

                                             CONSOLIDATED                   COMPANY
                                         -------------------------      -------------------------
                                             DECEMBER 31                   DECEMBER 31
                                         -------------------------      -------------------------
                                             2001             2000         2001              2000
                                         --------    -------------      -------    --------------
                                             NIS THOUSANDS                 NIS THOUSANDS
                                         -------------------------      -------------------------
       Government agencies               103,885           106,598         443             12,707
       Deferred taxes, see Note 16F      105,176           112,289           -                  -
       Accrued income                    127,009            68,129       2,341              2,390
       Prepaid expenses                   43,491            36,185           -                  -
       Employees                          12,449            19,546           -                 14
       Affiliates - current accounts       3,202             4,256           -                 27
       Others                            149,572           109,653      12,101              6,994
                                         -------           -------      ------              -----

                                         544,784           456,656      14,885             22,132
                                         =======           =======      ======             ======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - INVENTORIES AND WORK IN PROGRESS

       CONSOLIDATED:

                                                                              DECEMBER 31
                                                                        -------------------------
                                                                              2001           2000
                                                                        ----------    -----------
                                                                              NIS THOUSANDS
                                                                        -------------------------
       A.    INVENTORIES AND WORK IN PROGRESS, NET
             OF CUSTOMER ADVANCES

             Presented as current assets:

             Industrial inventory:
             Raw and auxiliary materials                                  647,208         638,361
             Goods and work in progress (1)                               256,002         268,148
             Finished goods                                               810,790         786,208
             Advances in respect of materials                              16,495           7,894
             Inventories for trading operations - merchandise,
             including advance payments                                    70,276          97,063
                                                                        ---------       ---------

                                                                        1,800,771       1,797,674

             Less - customer advances                                      44,310          11,610
                                                                        ---------       ---------

                                                                        1,756,461       1,786,064
                                                                        =========       =========

                                                                              DECEMBER 31
                                                                        -------------------------
                                                                              2001           2000
                                                                        ----------    -----------
                                                                              NIS THOUSANDS
                                                                        -------------------------
       B.    CUSTOMER ADVANCES, NET OF WORK IN PROGRESS

             Presented as current liabilities:


             Customer advances in respect of work in progress(1)(2)(3)    280,870         303,197
             Less - inventory and work in progress                            989           1,317
                                                                        ---------         -------

                                                                          279,881         301,880
                                                                        =========         =======
             (1)     Net of provision for loss in respect
                     of work in progress                                   13,067           8,637
                                                                        =========         =======

             (2)     Not including long-term advances

             (3) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES

                                                                                   DECEMBER 31
                                                                           ----------------------------
                                                                                   2001            2000
                                                                           ------------    ------------
                                                                                   NIS THOUSANDS
                                                                           ----------------------------

       A.    CONSOLIDATED BALANCE SHEET - AFFILIATES
       Net asset value of the investments (1)(2)                             1,286,886        1,794,198
                                          -- --                            -----------       ----------

       Goodwill and original difference (2):
       Original amount                                                          74,675        1,576,109
       Accumulated amortization                                                (37,884)        (352,651)
                                                                           -----------       ----------

                                                                                36,791        1,223,458
                                                                           -----------       ----------
       Long-term loans (3)                                                      26,748           25,606
                       --                                                  -----------       ----------

                                                                             1,350,425        3,043,262
                                                                           ===========       ==========

       (1)   As follows:
             Net asset value of investments as at December 31, 1991            265,257          265,257
             Changes from January 1, 1992:
             Cost of shares acquired or received                             1,183,007        1,105,611
             Accumulated net earnings                                         (339,041)         314,417
             Changes in capital reserves and
             Foreign currency translation adjustments                           74,280         (63,561)
             Initially consolidated subsidiaries, net                          445,215          445,215
             Disposals, net                                                   (341,832)        (272,741)
                                                                           -----------       ----------

                                                                             1,286,886        1,794,198
                                                                           ===========       ==========

       (2)   Including investments in companies traded on the
             Stock Exchange in Tel Aviv or abroad, in NIS millions:
             Carrying value                                                      1,242            2,939
                                                                           ===========       ==========

             Market value as at December 31, 2001                                  900            1,979
                                         === ====                          ===========       ==========

       (3)   Linkage terms and interest rates relating to long-term loans:
             Linked to the CPI - in part bearing interest at the rate of 5%,
             and in part bearing no interest                                    20,717           19,702
             Linked to foreign currency (mainly to the Dollar) - in part bearing interest up to the rate of LIBOR + 2%, and in part
             bearing no interest                                                 6,031            5,904
                                                                           -----------       ----------

                                                                                26,748           25,606
                                                                           ===========       ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

       B.    COMPANY BALANCE SHEET - INVESTEES

                                                                 DECEMBER 31
                                                           ---------------------------
                                                                 2001             2000
                                                           ----------    -------------
                                                                 NIS THOUSANDS
                                                           ---------------------------
       Shares:
       Net asset value of the investments                  2,728,035         4,019,368
                                                           ---------         ---------

       Goodwill and original differences:
       Original amount, net                                  323,022         1,218,837
       Accumulated amortization                              (87,862)         (263,807)
                                                           ---------         ---------

                                                             235,160           955,030
                                                           ---------         ---------

       Book value (1)                                      2,963,195         4,974,398
       Payments on account of shares (1)                      56,303            56,303
       Long-term loans and capital notes (2)               1,460,690         1,111,866
       Non-current inter-company accounts (3)                  2,074             3,978
                                                           ---------         ---------

                                                           4,482,262         6,146,545

       Less - Company shares held by subsidiaries                  -            54,399
                                                           ---------         ---------

                                                           4,482,262         6,092,146
                                                           =========         =========

       (1)   As follows:
             Cost of shares including accumulated
             earnings as at December 31, 1991              1,945,388         1,945,388
             Changes from January 1, 1992:
             Cost of acquired shares                       6,724,524         5,704,995
             Accumulated net (losses) earnings            (3,109,678)          (24,438)
             Changes in capital reserves, net               (268,625)         (545,767)
             Disposals                                    (2,272,111)       (2,049,477)
                                                          ----------        ----------

             Book value, including payments on
             account of shares (4)                         3,019,498         5,030,701
                                                           =========         =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

       B.     COMPANY BALANCE SHEET - INVESTEES (CONT'D)

                                                                                         DECEMBER 31
                                                                                   ---------------------------
                                                                                           2001           2000
                                                                                   ------------   ------------
                                                                                        NIS THOUSANDS
                                                                                   ---------------------------
       (2)    Long-term loans and capital notes:
              Long-term loans (a)                                                       153,420        149,047
              Capital notes - unlinked and not bearing
              interest (b)                                                            1,338,352        964,946
                                                                                   ------------   ------------

                                                                                      1,491,772      1,113,993
              Less - current maturities of long-term loans                               31,082          2,127
                                                                                   ------------   ------------
                                                                                      1,460,690      1,111,866
                                                                                   ============   ============

       (a)    Loans classified by linkage terms and interest rates:

                                                               INTEREST RATE
                                                              AT DECEMBER 31        DECEMBER 31    DECEMBER 31
                                                             ---------------       ------------   ------------
                                                                        2001               2001           2000
                                                             ---------------       ------------   ------------
                                                                           %               NIS THOUSANDS
                                                             ---------------       ---------------------------
              Linked to the Dollar                                      3.87              5,520              -
              Linked to the CPI                                       2-2.75             73,664         72,287
              Linked to the CPI                                          6.5              4,046         24,449
              Linked to the CPI                                  NO INTEREST             70,190         52,311
                                                                                   ------------   ------------
                                                                                        153,420        149,047
                                                                                   ============   ============

       (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

       (3)    Non-current inter-company accounts:

                                                                                           DECEMBER 31
                                                                                   ---------------------------
                                                                                           2001           2000
                                                                                   ------------   ------------
                                                                                           NIS THOUSANDS
                                                                                   ---------------------------
              Linked to the Dollar exchange rate                                            133            123
              Unlinked-bears interest at the rate of the increase in the CPI              1,941          3,855
                                                                                   ------------   ------------
                                                                                          2,074          3,978
                                                                                   ============   ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - INVESTMENT IN INVESTEE COMPANIES (CONT'D)

       B.     COMPANY BALANCE SHEET - INVESTEES (CONT'D)

                                                                                           DECEMBER 31
                                                                                   ---------------------------
                                                                                           2001           2000
                                                                                   ------------   ------------
                                                                                          NIS MILLIONS
                                                                                   ---------------------------
       (4)    Including investments in marketable shares traded on the Tel
              Aviv Stock Exchange or abroad in NIS millions:

              Carrying value                                                              2,097          1,974
                                                                                   ============   ============
              Market value as at December 31, 2001                                        1,961          1,402
                                                                                   ============   ============

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES

       A.     COMPOSITION:

                                                            CONSOLIDATED                    COMPANY
                                                    ---------------------------    ---------------------------
                                                            DECEMBER 31                    DECEMBER 31
                                                    ---------------------------    ---------------------------
                                                            2001        2000               2001           2000
                                                    ------------   ------------    ------------   ------------
                                                            NIS THOUSANDS                  NIS THOUSANDS
                                                    ---------------------------    ---------------------------
       Deposits in banks and in
        financial institutions                           392,257        402,061         369,815        370,154
       Non-current trade receivables                      57,497         92,500               -              -
       Long-term loans receivable from others            263,685        282,335         164,378        154,742
                                                    ------------   ------------    ------------   ------------
                                                         713,439        776,896         534,193        524,896

       Marketable securities                               2,990          6,553               -              -

       Venture capital investment                        315,815        344,704               -              -

       Non-marketable shares and payments on account      25,047         26,516          19,316         19,316

       Others                                             28,953         26,587             209            142
                                                    ------------   ------------    ------------   ------------
                                                       1,086,244      1,181,256         553,718        544,354
                                                    ============   ============    ============   ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES (CONT'D)

       B. CLASSIFICATION BY LINKAGE TERMS AND INTEREST RATES OF DEPOSITS, NON - CURRENT DEBTS OF CUSTOMERS AND LONG - TERM LOANS FROM
              OTHERS:

              CONSOLIDATED:

                                                                       AVERAGE
                                                                 INTEREST RATES
                                                                            AT
                                                                    DECEMBER 31            DECEMBER 31
                                                                 --------------    ---------------------------
                                                                           2001            2001           2000
                                                                 --------------    ------------   ------------
                                                                              %             NIS THOUSANDS
                                                                 --------------    ---------------------------

       Linked to the CPI                                             Mainly 6.6         380,465        396,299
       Linked to the foreign currency (mainly to the Dollar)         Mainly 6.0         332,722        379,551
       Unlinked                                                      Mainly 9.0             252          1,046
                                                                                   ------------   ------------
                                                                                        713,439        776,896
                                                                                   ============   ============

       COMPANY:

                                                                                           DECEMBER 31
                                                                                   ---------------------------
                                                                                           2001           2000
                                                                                   ---------------------------
                                                                                           NIS THOUSANDS
                                                                                   ---------------------------
       Linked to the CPI                                             Mainly 6.6         372,717        383,167
       Linked to the Dollar                                          Mainly 6.0         161,476        141,729
                                                                                   ------------   ------------
                                                                                        534,193        524,896
                                                                                   ============   ============

       C. REPAYMENT SCHEDULE OF DEPOSITS, NON-CURRENT CUSTOMERS BALANCES AND LONG-TERM LOANS FROM OTHERS, IN THE CONSOLIDATED BALANCE SHEET:

                                                            CONSOLIDATED                    COMPANY
                                                    ---------------------------    ---------------------------
                                                            DECEMBER 31                    DECEMBER 31
                                                    ---------------------------    ---------------------------
                                                            2001           2000            2001           2000
                                                    ------------   ------------    ------------   ------------
                                                           NIS THOUSANDS                   NIS THOUSANDS
                                                    ---------------------------    ---------------------------
       Amounts collectible in the:
       Second year                                       628,458         98,820         525,272         10,141
       Third year                                         40,421        602,543           8,921        506,401
       Fourth year                                        10,159         29,102               -          8,354
       Fifth year                                         29,574         13,392               -              -
       Thereafter and without a
        specific maturity date                             4,827         33,039               -              -
                                                    ------------   ------------    ------------   ------------
                                                         713,439        776,896         534,193        524,896
                                                    ------------   ------------    ------------   ------------

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - FIXED ASSETS

       A.     CONSOLIDATED

                                         LAND      BUILDINGS    MACHINERY,  VEHICLES    OFFICE       TOOLS INSTALLATIONS      TOTAL
                                       (INCLUDING                EQUIPMENT       AND FURNITURE         AND         UNDER
                                       LEASEHOLD                       AND FORKLIFTS      AND  INSTRUMENTS  CONSTRUCTION
                                           LAND)             INSTALLATIONS           EQUIPMENT              AND PAYMENTS
                                                                                                           ON ACCOUNT OF
                                                                                                             ACQUISITION
                                                                                                               OF ASSETS
                                       ---------- ---------- ------------- --------- --------- ----------- ------------- ----------
                                                                            NIS THOUSANDS
                                       ---------- ---------- ------------- --------- --------- ----------- ------------- ----------
       Cost as at January 1, 2001         227,543  2,076,573     4,084,013    86,999   173,436      16,324       166,362  6,831,250

       Additions during the year            1,201     93,564       193,244     8,264    21,969           -        69,197    387,439
       Adjustments resulting from
        foreign currency translation
        differences*                       13,308     57,408       184,453     4,975     8,388           -         9,065    277,597
       Formerly consolidated
        subsidiaries, net                    (665)   (29,511)      (49,206)   (2,119)   (4,074)          -          (466)   (86,041)
       Other changes during the
        year, net                        (123,307)  (721,251)     (889,624)  (31,170)  (25,846)    (12,271)     (229,494)(1,710,162)
                                       ---------- ---------- ------------- --------- --------- ----------- ------------- ----------
       BALANCE AS AT DECEMBER 31, 2001    118,080  1,631,211     3,691,253    66,949   173,873       4,053        14,664  5,700,083
                                       ========== ========== ============= ========= ========= =========== ============= ==========
       Accumulated depreciation as at
        January 1, 2001                     1,032    842,354     2,519,748    44,946   108,089           -             -  3,516,169
       Additions during the year               53     49,552       179,141     8,897    17,743           -             -    255,386
       Adjustments resulting from
        foreign currency translation
        differences*                           59     25,874        90,814     2,114     5,135           -             -    123,996
       Formerly consolidated
        subsidiaries, net                       -    (22,430)      (38,403)   (1,017)   (2,725)          -             -    (64,575)
       Other changes during the year,
       net                                    (29)  (334,773)     (734,511)  (24,474)  (25,241)          -             - (1,119,028)
                                       ---------- ---------- ------------- --------- --------- ----------- ------------- ----------
       BALANCE AS AT DECEMBER 31, 2001      1,115    560,577     2,016,789    30,466   103,001           -             -  2,711,948
                                       ---------- ---------- ------------- --------- --------- ----------- ------------- ----------
       Net book value as at
        December 31, 2001                 116,965  1,070,634     1,674,464    36,483    70,872       4,053        14,664  2,988,135
                                       ========== ========== ============= ========= ========= =========== ============= ==========
       Net book value as at
        December 31, 2000                 226,511  1,234,219     1,564,265    42,053    65,347      16,324       166,362  3,315,081
                                       ========== ========== ============= ========= ========= =========== ============= ==========

       *      See Note 2B(3)

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - FIXED ASSETS (CONT'D)

       A.     CONSOLIDATED (CONT'D)

       SUPPLEMENTARY DATA ON CONSOLIDATED FIXED ASSETS:

       (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

              Leasehold rights are for a period of 49 years, ended in the year 2001 and thereafter. Certain leases provide an option for extension for another 49 years.

              The cost of leasehold real estate as at December 31, 2001, is approximately NIS 732 million, of which approximately NIS 428 million is under a capitalized lease.

       (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 191 million, adjusted, and NIS 123 million, adjusted, as at December 31, 2001 and 2000, respectively (see also Note 16A).

       (3) Includes capitalized interest amounting to NIS 76,370 thousand, adjusted, and NIS 66,499 thousand, adjusted to December 31, 2001 and 2000, respectively.

       (4) As for amounts charged to cost of fixed assets, see Notes 23B and E.

       (5) Including fully depreciated assets amounting to NIS 975 million, adjusted to December 31, 2001.

       (6)    See Note 22 regarding liens.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - FIXED ASSETS (CONT'D)

     B. COMPANY

     Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                        BALANCE AT                                                BALANCE
                                                        BEGINNING          CHANGES DURING THE YEAR                 AT END
                                                                      -------------------------------
                                                          OF YEAR         ADDITIONS          DISPOSALS           OF YEAR
                                                     ------------     -------------     --------------      -------------
                                                                                  NIS THOUSANDS
                                                     --------------------------------------------------------------------
     COST:

     Offices and land *                                    34,426                36                  -             34,462
     Vehicles                                                 732                 3                206                529
     Office equipment                                       5,868               330                100              6,098
                                                     ------------     -------------     --------------      -------------

                                                           41,026               369                306             41,089
                                                     ------------     -------------     --------------      -------------

     ACCUMULATED DEPRECIATION:

     Offices                                                1,253             1,011                  -              2,264
     Vehicles                                                 306                84                 95                295
     Office equipment                                       1,816               579                 97              2,298
                                                     ------------     -------------     --------------      -------------

                                                            3,375             1,674                192              4,857
                                                     ------------     -------------     --------------      -------------

     NET BOOK VALUE:

     Land and offices                                      33,173                                                  32,198
     Vehicles                                                 426                                                     234
     Office equipment                                       4,052                                                   3,800
                                                     ------------                                           -------------

                                                           37,651                                                  36,232
                                                     ============                                           =============

     (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 - OTHER ASSETS, NET OF AMORTIZATION

                                                            CONSOLIDATED                    COMPANY
                                                      ------------------------      ------------------------
                                                             DECEMBER 31                   DECEMBER 31
                                                      ------------------------      ------------------------
                                                             2001         2000              2001        2000
                                                      -----------   ----------      ------------   ---------
                                                            NIS THOUSANDS                 NIS THOUSANDS
                                                      ------------------------      ------------------------
     Intangible assets:

     Goodwill:
     Original amounts                                     773,364      766,025                 -           -
     Accumulated amortization                             245,350      152,163                 -           -
                                                      -----------   ----------      ------------   ---------
                                                          528,014      613,862                 -           -
                                                      -----------   ----------      ------------   ---------

     Licensing of products abroad:
     Original amounts                                     516,138      434,193                 -           -
     Accumulated amortization                             275,320      219,209                 -           -
                                                      -----------   ----------      ------------   ---------
                                                          240,818      214,984                 -           -
                                                      -----------   ----------      ------------   ---------

     Intangible assets in the purchase of products:

     Original amounts                                     465,376            -                 -           -
     Accumulated amortization                              19,956            -                 -           -
                                                      -----------   ----------      ------------   ---------
                                                          445,420            -                 -           -
                                                      -----------   ----------      ------------   ---------

     Know-how, software, patents and others:

     Original amounts                                     110,975       81,282                 -           -
     Accumulated amortization                              60,300       37,571                 -           -
                                                      -----------   ----------      ------------   ---------
                                                           50,675       43,711                 -           -
                                                      -----------   ----------      ------------   ---------

     Deferred expenses:

     Debentures issuance costs:
     Original amount                                       32,589       24,364            16,457      16,457
     Accumulated amortization                              21,147       23,816            16,457      15,909
                                                      -----------   ----------      ------------   ---------
                                                           11,442          548                 -         548
                                                      -----------   ----------      ------------   ---------
     Deferred taxes receivable

     (see Note 16(f))                                      97,624      *53,287                 -           -
                                                      -----------   ----------      ------------   ---------
                                                        1,373,993      926,392                 -         548
                                                      ===========   ==========      ============   =========

     *    Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 - CREDIT FROM BANKS AND OTHERS

     A.   COMPOSITION:

                                                            CONSOLIDATED                    COMPANY
                                                      ------------------------      ------------------------
                                                             DECEMBER 31                   DECEMBER 31
                                                      ------------------------      ------------------------
                                                             2001         2000              2001        2000
                                                      -----------   ----------      ------------   ---------
                                                            NIS THOUSANDS                 NIS THOUSANDS
                                                      ------------------------      ------------------------
     From banks                                         1,203,218    1,856,400           322,460     280,421
     From others                                                -       10,924                 -       8,293
                                                      -----------   ----------      ------------   ---------
                                                        1,203,218    1,867,324           322,460     288,714

     Current maturities of long-term
      loans and debentures                                530,634      866,252            62,331     669,170
                                                      -----------   ----------      ------------   ---------
                                                        1,733,852    2,733,576           384,791     957,884
                                                      ===========   ==========      ============   =========

     See also Note 15A

     B.   Classification by linkage terms and average interest rates:

                                                                                 AVERAGE
                                                                      INTEREST RATES ATQ            CONSOLIDATED
                                                                                              ------------------------
                                                                              DECEMBER 31            DECEMBER 31
                                                                                              ------------------------
                                                                                    2001              2001        2000
                                                                  ----------------------      ------------   ---------
                                                                                       %              NIS THOUSANDS
                                                                  ----------------------      ------------------------
     Linked to foreign currency (mainly to                                  2.3 - 18.16
      the Dollar)                                                      (mainly 2.3 -7.5)           910,366   1,329,486

     Unlinked                                                     4.4 - 7.8 (mainly 4.9)           292,852     537,838
                                                                                              ------------   ---------

                                                                                                 1,203,218   1,867,324
                                                                                              ============   =========

                                                                                AVERAGE
                                                                     INTEREST RATES ATQ              CONSOLIDATED
                                                                                             ------------------------
                                                                            DECEMBER 31              DECEMBER 31
                                                                                             ------------------------
                                                                                   2001               2001        2000
                                                                 ----------------------      ------------   ---------
                                                                                      %              NIS THOUSANDS
                                                                 ----------------------      ------------------------
     Linked to the Dollar                                                      mainly 3           287,151     103,041
     Unlinked                                                                       4.4            35,309     185,673
                                                                                             ------------   ---------
                                                                                                  322,460     288,714
                                                                                             ============   =========

     C.   See Note 22 regarding liens to secure credit.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13 - TRADE PAYABLES

                                                               COMPANY
                                                      ------------------------
                                                             DECEMBER 31
                                                      ------------------------
                                                              2001        2000
                                                      ------------   ---------
                                                            NIS THOUSANDS
                                                      ------------------------
     Including notes payable                                23,927      19,106
                                                      ============   =========

NOTE 14 - OTHER PAYABLES

                                                            CONSOLIDATED                     COMPANY
                                                      ------------------------      ------------------------
                                                             DECEMBER 31                   DECEMBER 31
                                                      ------------------------      ------------------------
                                                             2001         2000              2001        2000
                                                      -----------   ----------      ------------   ---------
                                                            NIS THOUSANDS                 NIS THOUSANDS
                                                      ------------------------      ------------------------
     Employees and
      withholdings remittable                             130,008      175,285               845       6,373
     Provision for vacation pay and
      vacation expense allowance                          103,856      114,371             1,381         978
     Expenses to be paid                                  190,979      222,448            23,501      26,651
     Government agencies

      (including taxes)                                    93,040       90,441             2,643       4,980
     Provision for warranty and repairs                    24,593       35,474                 -           -
     Payables for purchase of assets                          216        3,696                 -           -
     Severance pay payable and current
      portion of early retirement pensions
      (see Note 17)                                        98,887      183,904               224         527
     Reserve for internal insurance                        17,595       16,020             8,617       9,293
     Dividend proposed to the minority                      5,447            -                 -           -
     Deferred income                                       19,587       13,743               305         487
     Provision for loss for company
      in liquidation (see Note 3G)                          1,512       54,524             1,512      23,971
     Liability in respect of securities
      that were sold short                                 58,583            -                 -           -
     Others                                               264,898      182,844            23,467      23,325
                                                      -----------   ----------      ------------   ---------
                                                        1,009,201    1,092,750            62,495      96,585
                                                      ===========   ==========      ============   =========
     Includes interested parties                                                             883         819
                                                                                    ============   =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - LONG TERM LIABILITIES

     A.   LOANS

                                                           CONSOLIDATED                         COMPANY
                                                -------------------------------     ---------------------------------
                                                            DECEMBER 31                        DECEMBER 31
                                                -------------------------------     ---------------------------------
                                                         2001              2000               2001               2000
                                                -------------     -------------     --------------     --------------
                                                NIS THOUSANDS     NIS THOUSANDS      NIS THOUSANDS      NIS THOUSANDS
                                                -------------     -------------     --------------     --------------
     1.   Loans from banks                          4,782,784         3,791,924          2,633,432          2,126,215
          Less - current maturities                   458,281           723,960                  -            472,290
                                                -------------     -------------     --------------     --------------

                                                    4,324,503         3,067,964          2,633,432          1,653,925
                                                -------------     -------------     --------------     --------------
     2.   Loans from others:
          Shareholders in subsidiaries
           and in proportionately
           consolidated companies                      29,011            25,469                  -                  -
          Investees                                         -                 -            110,259            117,386
          Receipts from
           time-sharing units                          33,443            35,214                  -                  -
          Deferred income                               9,287            14,593                  -                  -
          Others and long-term
           accrued expenses                            32,744           119,131                  -                  -
                                                -------------     -------------     --------------     --------------
                                                      104,485           194,407            110,259            117,386

          Less - current maturities                     1,175             2,892             25,583             98,661
                                                -------------     -------------     --------------     --------------

                                                      103,310           191,515             84,676             18,725
                                                -------------     -------------     --------------     --------------

          Total loans                               4,427,813         3,259,479          2,718,108          1,672,650
                                                =============     =============     ==============     ==============

     3.   Classification by linkage terms and interest rates:

          The  consolidated balance sheet:

                                                               INTEREST RATE AT
                                                                    DECEMBER 31               DECEMBER 31
                                                                                    ---------------------------------
                                                                           2001               2001               2000
                                                             ------------------     --------------     --------------
                                                                              %               NIS THOUSANDS
                                                             ------------------     ---------------------------------
          Linked to the foreign currency (mainly                     2.3 - 11.9
           Dollar)                                           (mainly 2.3 - 4.53)         3,229,412          3,284,944

          Linked to the Dollar exchange rate or
           CPI - the higher of the two                                                           -            109,453
          Linked to the CPI                                          3.75 - 6.33         1,613,506            542,127
          Linked to the CPI                                          No interest            33,443             35,214
          Unlinked                                                       0 - 7.6            10,908             14,593
                                                                                    --------------     --------------

                                                                                         4,887,269          3,986,331

          Less - current maturities                                                        459,456            726,852
                                                                                    --------------     --------------

                                                                                         4,427,813          3,259,479
                                                                                    ==============     ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

     A.   LOANS (CONT'D)

     The Company balance sheet:

                                                                  INTEREST RATE AT
                                                                       DECEMBER 31              DECEMBER 31
                                                                  ----------------   ---------------------------------
                                                                              2001              2001              2000
                                                                  ----------------   ---------------   ---------------
                                                                                 %            NIS THOUSANDS
                                                                  ----------------   ---------------------------------
     a.   From banks

          Linked to the Dollar exchange rate or CPI -
           the higher of the two                                                                 -           109,453
          Linked to the CPI                                          5.05 - 6.33         1,520,538           512,720
          Linked to the Dollar                                       2.47 - 3.12         1,112,894         1,504,042
                                                                                   ---------------   ---------------
                                                                                         2,633,432         2,126,215
          Less - current maturities                                                              -           472,290
                                                                                   ---------------   ---------------

                                                                                         2,633,432         1,653,925
                                                                                   ===============   ===============

     In October 2001, an agreement was signed with Bank Hapoalim B.M., whereby long-term loans amounting to 253 million Dollars were rescheduled to the Company for a five-year period, whereby the interest payments will be made quarterly. It was further agreed that the bank would extend an additional 50 million Dollars loan to Koor, for a five-year period on the same terms.

     In addition, during December 2001, the Company signed an additional agreement with another bank, whereby short-term credit to the total amount of 80 million Dollars was rescheduled into a long-term credit for a three-year period.

     Based on the terms of the agreements signed with the banks, Koor committed, among other thins, to maintain a minimum shareholders equity, and to repay part of the outstanding debt from proceeds of divested assets, should they be divested. As at the balance sheet date, Koor fulfills all its commitments to the banks.

                                          INTEREST RATE AT
                                               DECEMBER 31              DECEMBER 31
                                                             ---------------------------------
                                                      2001              2001              2000
                                          ----------------   ---------------   ---------------
                                                         %             NIS THOUSANDS
                                          ----------------   ---------------------------------
     b.   From investees:

          Linked to the CPI                       4 - 4.75           110,259           117,386
          Less - current maturities                                   25,583            98,661
                                                             ---------------   ---------------

                                                                      84,676            18,725
                                                             ===============   ===============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

     B.   DEBENTURES

                                                         CONSOLIDATED                             COMPANY
                                                --------------------------------    ----------------------------------
                                                          DECEMBER 31                           DECEMBER 31
                                                --------------------------------    ----------------------------------
                                                         2001               2000               2001               2000
                                                -------------     --------------    ---------------     --------------
                                                NIS THOUSANDS     NIS THOUSANDS      NIS THOUSANDS      NIS THOUSANDS
                                                -------------     --------------    ---------------     --------------
          Debentures (1):                              34,430            66,207                  -                  -
          Less - current maturities                    34,430            31,780                  -                  -
                                                -------------     --------------    ---------------     --------------

                                                            -            34,427                  -                  -
                                                =============     ==============    ===============     ==============

          Debentures convertible
           in shares of Series F issued
           by Koor (2):                                73,484           110,237             73,484            110,237

          Debentures convertible
           into shares of investee
           companies (3):
            Issued by Koor                                  -            61,470                  -             61,470
            Issued by subsidiaries                    258,336             9,401                  -                  -
                                                -------------     --------------    ---------------     --------------

                                                      331,820           181,108             73,484            171,707
          Less - current maturities                    36,748           107,620             36,748             98,219
                                                -------------     --------------    ---------------     --------------

                                                      295,072            73,488             36,736             73,488
                                                =============     ==============    ===============     ==============

     (1) Debentures of Series 7 issued by Koor Issuers Ltd. (consolidated company) bear interest of 4.5% and are linked to the CPI, both as to principal and interest, and are redeemable until 2002.

          The debentures are secured by a floating charge on all the said company's assets. Under the terms of the trust deed the Company has guaranteed the full payment of all principal, interest and linkage differences of the debentures. The Company registered a "negative pledge" to secure its guarantee.

     (2)  Debentures convertible into shares in Koor:

     (a) NIS 46,870 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2001-2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

          In the current period debentures of a par value of NIS 36,603 thousand (Series F) were converted into shares. As at December 31, 2001 it is not probable that the debentures will be converted.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

     B.   DEBENTURES (CONT'D)

     2.   Debentures convertible into shares in Koor: (cont'd)

     (b) The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree and the same level will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

     (c) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from funds or profits deriving from capital gain, either of the Company or of the subsidiaries.

     3. Debentures convertible into shares of investee companies that were issued by the Company and subsidiaries

                                              INTEREST RATE AS AT                                           CONSOLIDATED
                                                                      --------------------------------------------------
                                                      DECEMBER 31                                            DECEMBER 31
                                                                      --------------------------------------------------
                                                             2001                                2001               2000
                                            ---------------------                      --------------    ---------------
                                                                %          MATURITY     NIS THOUSANDS      NIS THOUSANDS
                                            ---------------------     -------------    --------------    ---------------
          Linkage bases and interest rates:

          Linked to the Dollar (a)                            2.5              2007           258,336                  -
          Linked to the CPI (b)                                         2000 - 2001                 -              9,401
          Linked to the Dollar (c)                                             2001                 -             61,470
                                                                                       --------------    ---------------

                                                                                              258,336             70,871
                                                                                       ==============    ================

     (a) In November 2001, M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.68 par value of debentures per one ordinary share. The debentures are secured under a first level fixed symbolic lien on a deposit of NIS 1 in favor of the trustee for the debenture holders.

     (b) NIS 9,271 thousand debentures were issued by United Steel Mills Ltd. and were repaid in the current period. See also Note 3H.

     (c) Debentures convertible in to ECI shares held by Koor at a minimum realization price of 50 Dollar per share were repaid in the current period.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

     C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

     1.   Consolidated

                                      LOANS FROM BANKS         LOANS FROM OTHERS                DEBENTURES                     TOTAL
                               -----------------------  ------------------------  ------------------------  ------------------------
                                           DECEMBER 31               DECEMBER 31               DECEMBER 31               DECEMBER 31
                               -----------------------  ------------------------  ------------------------  ------------------------
                                     2001         2000         2001         2000         2001         2000         2001         2000
                               ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                          NIS THOUSANDS
                               -----------------------------------------------------------------------------------------------------
          Second year           1,441,459      215,928       21,309       99,744       36,736       71,232    1,499,504      386,904
          Third year              781,490    2,015,170       10,436       13,626           --       36,683      791,926    2,065,479
          Fourth year             304,163      543,982        4,980       10,250           --           --      309,143      554,232
          Fifth year            1,453,568      133,894       17,378       11,986           --           --    1,470,946      145,880
          Sixth year              116,268       51,543        4,157        4,477      258,336           --      378,761       56,020
          Subsequent years        227,555      107,447       45,050       51,432           --           --      272,605      158,879
                               ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                4,324,503    3,067,964      103,310      191,515      295,072      107,915    4,722,885    3,367,394
                               ==========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

     2.   The Company

                                      LOANS FROM BANKS      LOANS FROM INVESTEES    CONVERTIBLE DEBENTURES                     TOTAL
                               -----------------------  ------------------------  ------------------------  ------------------------
                                           DECEMBER 31               DECEMBER 31               DECEMBER 31               DECEMBER 31
                               -----------------------  ------------------------  ------------------------  ------------------------
                                     2001         2000         2001         2000         2001         2000         2001         2000
                               ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                          NIS THOUSANDS
                               -----------------------------------------------------------------------------------------------------
          Second year             953,138           --       84,676       18,725       36,736       36,745    1,074,550       55,470
          Third year              340,000    1,645,672           --           --           --       36,743      340,000    1,682,415
          Fifth year            1,331,400           --           --           --           --           --    1,331,400           --
          Sixth year                8,894        8,253           --           --           --           --        8,894        8,253
                               ----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                2,633,432    1,653,925       84,676       18,725       36,736       73,488    2,754,844    1,746,138
                               ==========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

     D.   See Note 22 for details of security pledged to secure loans.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - TAXES ON INCOME

     A.   TAX BENEFITS UNDER THE LAW FOR ENCOURAGEMENT OF CAPITAL INVESTMENTS,
          1959:

     Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.

     For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

     In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed.

     Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

     Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

     As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.

     B. MEASUREMENT OF RESULTS FOR TAX PURPOSES IN ACCORDANCE WITH THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (HEREINAFTER - "THE ADJUSTMENTS LAW"):

     In accordance with the Adjustments Law, the results for tax purposes are measured in real (non-inflationary) terms, based on the changes in the CPI.

     C.   LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969:

     Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation.

     D.   TAX RATES APPLICABLE TO INCOME FROM OTHER SOURCES:

     Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36%.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - TAXES ON INCOME (CONT'D)

     E.   LOSSES FOR TAX PURPOSES CARRIED FORWARD TO FUTURE YEARS AND TAX
          ASSESSMENTS:

     1. The consolidated balance of net operating and capital tax loss carryforwards to next years amounted to approximately NIS 1,793 million as at December 31, 2001, out of which NIS 736 million relates to Koor. In 1999 the utilization of capital losses and part of the operating losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 131 million against the 2000 tax income.

          In 2000 the tax asset was realized and was recorded as a tax expense. Under the Inflationary Adjustments Law, carryforward tax losses are linked to the CPI.

     2. Final tax assessments have been received by the Company and by some of the subsidiaries through the 1999 tax year. Some of the Group companies have received final assessments through the 1993 tax year. The Company has received final assessments until 1998 tax year.

     F.   DEFERRED TAXES:

     1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                               DECEMBER 31
                                                                                   ---------------------------------
                                                                                             2001             * 2000
                                                                                   ---------------     -------------
                                                                                              NIS THOUSANDS
                                                                                   ---------------------------------
          WITHIN CURRENT ASSETS IN RESPECT OF:
          Provision for vacation pay and severance benefits                                (34,994)          (79,343)
          Operating loss and capital loss carryforwards                                    (32,052)          (16,786)
          Inventory, net of customer advances                                                4,124             4,315
          Timing differences in respect of recognition of income and expenses              (42,254)          (20,475)
                                                                                   ---------------     -------------
          Total in current assets                                                         (105,176)         (112,289)
                                                                                   ===============     =============

          WITHIN LONG-TERM LIABILITIES IN RESPECT OF:
          Depreciation                                                                     309,565           253,456
          Operating loss and capital loss carryforwards                                   (159,174)         (124,623)
          Liability in respect of employee severance benefits                              (43,246)          (31,398)
          Other                                                                             15,893             3,692
                                                                                   ---------------     -------------
                                                                                           123,038           101,127
          Balance not expected to be realized (1)                                           61,748            73,902
                                                                                   ---------------     -------------
          Total in long-term liabilities                                                   184,786           175,029
                                                                                   ===============     =============

          WITHIN LONG-TERM ASSETS IN RESPECT OF:
          Depreciation                                                                      30,059            62,475
          Operating loss and capital loss carryforwards                                   (456,477)         (316,119)
          Liability in respect of employee severance benefits                              (17,850)          (52,961)
          Other                                                                               (864)           (9,167)
                                                                                   ---------------     -------------
          Total in long-term assets                                                       (445,132)         (315,772)
          Balance not expected to be realized (1)                                          347,508           262,485
                                                                                   ---------------     -------------
          Total in other long-term assets                                                  (97,624)          (53,287)
                                                                                   ===============     =============

     (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

     *    Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - TAXES ON INCOME (CONT'D)

     F.   DEFERRED TAXES (CONT'D):

     2. Balances and movement of deferred taxes in the consolidated balance sheet:

                                  DEPRECIABLE     INVENTORIES      PROVISIONS      LOSSES AND          TIMING           TOTAL
                                        FIXED          NET OF             FOR      DEDUCTIONS  DIFFERENCES IN
                                       ASSETS        CUSTOMER        EMPLOYEE         CARRIED      RESPECT OF
                                                     ADVANCES          RIGHTS         FORWARD     RECOGNITION
                                                                                                    OF INCOME
                                                                                                          AND
                                                                                                     EXPENSES
                                 ------------   -------------    ------------    ------------  --------------     -----------
                                                                        NIS THOUSANDS
                                 --------------------------------------------------------------------------------------------
          BALANCE AS AT
           JANUARY 1, 2000            396,736          (9,561)       (166,621)       (227,019)        (28,620)        (35,085)
          Translation
           differences in
           subsidiaries                (4,894)            307           1,718             644             140          (2,085)
          Amounts charged
           to statement of
           operations **               33,471          (2,497)         (4,990)        100,604           2,501         129,089
          Other changes,
           net*                      (109,382)         16,066           6,191           4,630              29         (82,466)
                                 ------------   -------------    ------------    ------------  --------------     -----------

          BALANCE AS AT
           DECEMBER 31, 2000          315,931           4,315        (163,702)       (121,141)        (25,950)          9,453
          Translation
           differences in
           subsidiaries                16,981             195          (4,387)         (3,213)         (1,391)          8,185
          Amounts charged
           to statement of
           operations                  78,267           6,183          61,728        (170,672)        (11,138)        (35,632)
          Other changes,
           net*                       (71,556)         (6,569)         10,272          56,579          11,254             (20)
                                 ------------   -------------    ------------    ------------  --------------     -----------

          BALANCE AS AT
           DECEMBER 31, 2001          339,623           4,124         (96,089)       (238,447)        (27,225)        (18,014)
                                 ============   =============    ============    ============   =============     ===========

     *    Mainly companies whose consolidation was terminated, net.
     **   Including companies whose activity was discontinued.
     Deferred taxes were computed at tax rates of 25% - 36% (mainly 28%).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16 - TAXES ON INCOME (CONT'D)

     G.   TAXES ON INCOME INCLUDED IN CONSOLIDATED STATEMENTS OF OPERATIONS:

     1.   Composition:

                                                                                YEAR ENDED DECEMBER 31
                                                              ------------------------------------------------------
                                                                            2001              2000              1999
                                                              ------------------    --------------    --------------
                                                                                    NIS THOUSANDS
          Earnings (losses) before income tax:
          In Israel                                                    (667,344)           415,685           552,750
          Abroad                                                            601            118,821            66,908
                                                              ------------------    --------------    --------------

                                                                       (666,743)           534,506           619,658
                                                              ==================    ==============    ==============

          For the current year:

          Current taxes:
          In Israel                                                      63,835            154,106           264,312
          Abroad                                                         10,763              3,368            19,974

          Deferred taxes:
          In Israel                                                      (3,112)            (9,479)         (132,677)
          Abroad                                                        (32,520)             7,746            14,574

          In respect of previous years:
          In Israel                                                      (5,871)             1,162          *(14,449)
          Abroad                                                          4,067             (2,279)           (6,260)
                                                              ------------------    --------------    --------------

                                                                         37,162            154,624           145,474
                                                              ==================    ==============    ==============

     *    Including deferred taxes in the amount of NIS 35,070 thousand.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS


NOTE 16 - TAXES ON INCOME (CONT'D)

     G. TAXES ON INCOME INCLUDED IN THE CONSOLIDATED STATEMENTS OF OPERATIONS (CONT'D):

     2. Below is a reconciliation between the theoretical tax expense -TRANSLATION -, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:

                                                                                        YEAR ENDED DECEMBER 31
                                                                          ---------------------------------------------------
                                                                                    2001               2000              1999
                                                                          --------------      -------------      ------------
                                                                                            NIS THOUSANDS
                                                                          ---------------------------------------------------
          Earnings (losses) before taxes on income, as
           reported in the statement of operations                              (666,743)           534,506           619,658
                                                                           =============      =============      ============

          Statutory tax rate                                                          36%               36%                36%
                                                                           =============      =============      ============

          Theoretical tax expenses in respect of these
           earnings (losses)                                                    (240,027)           192,422           223,077
          Increase (decrease) in taxes resulting from
           the following factors - the tax effect:
          Tax benefits under various encouragement laws                          (40,762)           (40,859)          (19,048)
          Non-deductible expenses for tax
           purposes (including depreciation)                                      56,967             31,044            24,866
          Losses for which deferred taxes were not recorded                      158,506             81,440            24,943
          Capital gains (losses) from sale of investments
           and assets, net                                                        41,754            (79,994)          (26,119)
          Provisions for anticipated losses from the sale of
           assets, net                                                            81,590                  -            27,152
          Tax loss carryforwards from prior years for which
           deferred taxes were not created and which were
           utilized during the current year                                       (1,409)            (8,759)         (105,409)
          Inflationary erosion of tax advances                                         -                  3              (174)
          Effect of the Inflationary Adjustments Law in
           respect of companies whose functional currency is
           the Dollar                                                             28,051               (729)            7,405
          Taxes in respect of prior years                                         (1,804)            (1,117)          (20,709)
          Effect of foreign subsidiaries                                         (45,063)           (19,889)           10,462
          Others                                                                    (641)             1,062              (972)
                                                                          --------------      -------------      ------------

          Total taxes on income                                                   37,162            154,624           145,474
                                                                           =============      =============      ============

          Effective tax rate                                                        5.57%             28.93%           23.48%
                                                                           =============      =============      ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET

     A.  PENSION, SEVERANCE PAY AND RETIREMENT GRANTS:

     Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Were the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.
     Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability. Regarding companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

     B.  EARLY RETIREMENT PENSION:

     Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3% (3.6% per year).

     C.  COMPENSATION FOR UNUTILIZED SICK LEAVE:

     A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 17 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

     D. LIABILITIES FOR SEVERANCE BENEFITS, WHICH ARE PRESENTED IN THE BALANCE SHEET, AND THE AMOUNT FUNDED IN SEVERANCE PAY FUNDS, ARE AS FOLLOWS:

                                             CONSOLIDATED         COMPANY
                                          ------------------    --------------
                                             DECEMBER 31         DECEMBER 31
                                          ------------------    --------------
                                             2001       2000     2001     2000
                                          -------    -------    -----    -----
                                             NIS THOUSANDS      NIS THOUSANDS
                                          ------------------    --------------
     Severance pay and retirement
      grants                              378,246    392,319    4,205    4,516

     Amount accrued for early
      retirement                          110,765    256,749      726    1,046

     Amount accrued in respect of
      unutilized sick leave                 8,611      7,761        -        -
                                          -------    -------    -----    -----
                                          497,622    656,829    4,931    5,562

     Less - amount funded *               305,968    363,793    2,310    2,209
                                          -------    -------    -----    -----
                                          191,654    293,036    2,621    3,353
                                          =======    =======    =====    =====

     * The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.  CONTINGENT LIABILITIES

     1.  Commissioner of Restrictive Trade Practices

         During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law") regarding price-fixing and absence of competition between Tadiran Telecommunications Ltd. (hereinafter: "TTL", this Company was merged, at the beginning of 1999, with ECI Telecom) and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

         On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and BezeqCall, in the field of the supply of switchboards for the commercial market in the field of N.S.R.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS


NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     A.  CONTINGENT LIABILITIES (CONT'D)

     1.  Commissioner of Restrictive Trade Practices (cont'd)

               On March 4, 2002, Tadiran Ltd. (whom committed to indemnify ECI on any damage caused from the issues under review by the commissioner) and Telrad Networks Ltd. (wholly-controlled subsidiaries of Koor) received notice from the Authority that it is considering the possibility of bringing each of them to trial for offences against the Law, in the matter of the actions each of them allegedly took, according to the Authority, on various subjects related to the supply of switchboards for the commercial market in the field of N.S.R, in the years 1993 to 1997. The Authority's notice states that the allegations against the Company against Telrad and Tadiran in the field of N.S.R. are still being reviewed by the commissioner.

               Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.
               The Company is unable to estimate, at this stage, the significance and implications of the Authority's notice, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

     2. Under the merger agreement of March 16, 1999 between ECI and TTL, TTL undertook to indemnify ECI for any damage it incurred as a result of the following:

         (a) Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statements.
         (b) Violation of the obligations of Tadiran and TTL in the merger agreement concerning agreements with related parties.
         (c) Any subject connected with the matters being investigated by the Commissioner (see item 1 above).

         The indemnity items will cover losses in excess of the deductible of between 1.5 million Dollars and 10 million Dollars (contingent upon each section separately) and/or are limited to 81.67% of the loss incurred.

         Tadiran's indemnity in respect of the matters or facts being investigated by the Commissioner, shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation by the Commissioner. Aside from this, all the remaining representations made by the Company, were not valid on balance sheet date.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS


NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     A.  CONTINGENT LIABILITIES (CONT'D)

     3.  Environmental issues

         The activities of M-A Industries Ltd. are exposed to the risk of harming to the environment, since the group manufactures, stores and sells chemicals. M-A Industries invest significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of the management it does comply therewith. M-A Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries do not have insurance coverage for continuous environmental pollution.
         Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

         One of M-A Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table in the area. At this stage, the company is unable to estimate the costs involved if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, Ramat Hovav Local Council is continuing to take rehabilitation steps relating to past incidents.

     4.  Telrad

         A. In October 1994, a claim was filed by the Engineers Union against Telrad, for an unspecified amount. The claim pertains to the recognition of applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1995 and 1994 between the Engineers Union and the employers in the public service sector, to Telrad engineers.
               On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which completely rejected the claims of the Engineers Union.
               The Engineers Union appealed to the Labor Court, which stated that the Koor agreement is a collective agreement governing the relations between the company, the union and the employees of the company. An appeal was filed in the Supreme Court by Telrad.
               On January 29, 2002 Telrad's appeal was dismissed, and the next stage is the hearing evidence to the Labor Court of concerning application of the salaries of the public service sector in Telrad.

               In April 1996, a parallel claim was filed by the Lod Workers' Council and the Workers' Committee concerning the application of salary tables of the public service sector to employees of Telrad.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     A.  CONTINGENT LIABILITIES (CONT'D)

         B. In 1999 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, an application was filed to recognize the plaintiffs as representatives of all Telrad's workers and employees. The court dismissed the application for a class action. A statement of defense has been filed.

         C. As a condition for the continued availability of bank credit lines, Telrad undertook to preserve certain financial ratios, such as the total shareholders' equity and operating cashflow, starting from September 30, 2001.Telrad also undertook to obtain the consent of the banks before making certain transactions, giving guarantees and realizing assets not in the normal course of business. Failure on Telrad's part to comply with these conditions will entitle the banks to foreclose on the loans, in part or in full. As at balance sheet date Telrad stands in its liability to the banks.

         D. In November 2001 a claim against Telrad, a consolidated company and the CEO of Telrad was filed by a former employee of the consolidated company. The amount of the claim is NIS 10 million for fee purposes alone. In the opinion of Telrad's management and its legal advisers, the chances are good that claim will be rejected and therefore, no provision is made in the financial statements.

     5.  Tadiran and its investees companies

         A. Employees of a plant of Tadiran, which closed during 1990, filed actions against the company, alleging that they sustained injuries or that certain work-related illnesses had been caused by exposure to certain substances during their employment. Tadiran has insurance policies which, relying on legal opinion, cover possible damages as a result of these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

         B. In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred to Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million Dollar.
               Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately 1.7 million Dollar.
               In an arbitration judgment given on February 17, 2000, all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     A.  CONTINGENT LIABILITIES (CONT'D)

     6.  M-A Industries and its foreign investees

         A. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 14 million Dollar (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 40 Dollar per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

         B. A claim was filed against a subsidiary in Brazil and others, in the aggregate amount of approximately 30 million Dollar, by a group that acquired the rights of two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of 1 million Dollar out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         C. Administrative proceedings, civil actions and other fiscal demands have been filed against a subsidiary of M-A Industries, in an amount of approximately 18 million Dollar. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the consolidated company's success in the proceedings and its defense against the above claims and demands are high. The consolidated company believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

     7. A number of claims have been filed against certain other companies concerning various matters derive from the normal course of business, including deliberation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe based on the opinions of their legal counsels that adequate provisions of those claims have been made in their financial statements, in light of the circumstances.

     8.  On fulfillment of the conditions relating to an investment grant - see
         Note 10A(2).

     9. The business activities of the Koor Group are characterized primarily by advanced technologies. The accelerated rate of technological developments and innovations in the Group's segments of operations, require the investment of substantial financial resources in research and development, in order to assure the Group's standing in its respective segments of operations and facing the constant competition of both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

     10. In the matter of the class action that was filed against ECI, see Note 3A(7).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18  - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     B.  COMMITMENTS

     1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they will generate income from such research (in rates of 2% - 5% of proceeds of sales resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

         Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

         In the year ended December 31, 2001 - NIS 25,863 thousand. In the year ended December 31, 2000 - NIS 36,731 thousand. In the year ended December 31, 1999 - NIS 36,465 thousand.

         Negotiations have been under way between a subsidiary and the Office of the Chief Scientist (hereinafter - "OCS") of the Government of Israel to re-examine the royalties paid to the OCS during a period exceeding 7 years. The financial statements do not include a provision for potential required to pay the royalties, which will result will result from the negotiations.

     2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the Dollar

     3. Commitments for the purchase of fixed assets are as follows: December 31, 2001 - NIS 35 million; December 31, 2000 - NIS 30 million

     4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include, renewal options. The expenses of these companies were NIS 45 million in 2001, NIS 32 million in 2000, and NIS 46 million in 1999.

         Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                                 DECEMBER 31
                                                                     2001
                                                              ----------------
                                                               (NIS THOUSANDS)
                                                              ----------------
         First year                                                     46,329
         Second year                                                    47,681
         Third year                                                     33,676
         Fourth year                                                    25,897
         Fifth year and thereafter                                      47,623
                                                              ----------------
                                                                       201,206
                                                              ================

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18  - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     B.  COMMITMENTS (CONT'D)

     5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, as at the balance sheet date, is 52 million dollars.

NOTE 19 - CONVERTIBLE SECURITIES OF INVESTEE COMPANIES

     OPTION WARRANTS TO EMPLOYEES:

     Certain investors issued options to their employees until 2001 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

     The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

     In each break-off period Koor evaluates the probability of exercise of Options and therefore creates a provision for loss for situations in which a where there is loss from a decrease in the holding due to Option exercise.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS

     A.  SHARE CAPITAL IS COMPOSED AS FOLLOWS:

                                             DECEMBER 31, 2001           DECEMBER 31, 2000
                                          ------------------------    -----------------------
                                          AUTHORIZED    ISSUED AND    AUTHORIZED   ISSUED AND
                                                       OUTSTANDING                OUTSTANDING
                                          ----------    ----------    ----------   ----------
     Number of shares:
     Ordinary shares of a par value
      of NIS 0.001 (1) (3) (4)            84,557,334    16,502,489    84,557,334   16,525,984
                                          ==========    ==========    ==========   ==========
     Deferred shares of a par value
      of NIS 0.001  (2) (3) (4)           15,167,666    14,531,956    15,167,666   14,484,971
                                          ==========    ==========    ==========   ==========
     Amount in nominal NIS:
     Ordinary shares of a par value
      of NIS 0.001                            84,557        16,502        84,557       16,526
                                          ==========    ==========    ==========   ==========
     Deferred shares of a par value
      of NIS 0.001                            15,168        14,532        15,168       14,485
                                          ==========    ==========    ==========   ==========

          (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2001 the share price on the TASE was NIS 145.90.

               The ADS, each of which represents 0.2 ordinary shares of a par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded in New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2001 was 6.51 Dollar.

          (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in distribution of a dividend of any kind.

          (3) The distribution between the registered and paid up ordinary share capital and the registered and paid up deferred share capital varies with each deferment of Ordinary Shares that occurs simultaneously with the exercise of options issued to banks by the Company or with their expiry (see section C below).

          (4) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 12,950,864 deferred shares. The amount present from the shareholders' equity as at the balance sheet date is NIS 260,757 thousand, adjusted.

          (5) A consolidated subsidiary of Koor - Koor Trusts (1995) Ltd. - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the 1995 and 1997 options plan of the Company. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until their grant, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares.
               If the shares are not used as aforesaid within a reasonable time after November 2002, the Company will act to convert them into deferred shares.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

     B.  BUY-BACK OF COMPANY SHARES

         On December 31, 2001 the Company purchased 154,637 ordinary shares, of the Company, from a subsidiary at the market price. The transaction was handled according to the Securities Regulations (Percentage of Transactions Between a Corporation and its Controlling Shareholders in Financial Statement), 1996.

         On April 7, 2000 the Board of Directors of Koor resolved to approve a framework of 50 million Dollars for buying back ordinary shares of Koor. In the framework, which has been fully utilized in year 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 206 million. This amount is deducted from the shareholders' equity of the Company. The Company holds a total of 693,229 of its shares.

     C.  OPTIONS

         Options issued to Israeli banks:

         Under an umbrella agreement signed in September 1991 between Koor and the Israeli banks, the Israeli banks were granted options to purchase ordinary shares of Koor. At the time of exercise of an option, ordinary shares held by the Hevrat Ha'ovdim is deferred, so that the total number of ordinary shares does not change.

         In both 2001 and 2000, the Israeli banks exercised options to purchase 23,490 ordinary shares each year.

         The exercise period of these options ended on September 27, 2001, and the balance of 23,495 options which were not exercised, expired.

     D.  STOCK OPTIONS TO SENIOR EMPLOYEES

     1.  1997 plan:

         On May 27, 1997, 134,547 stock options were allotted under this plan, and on November 6, 1997 another 54,421 stock options were allotted.

         On March 22, 2000, the Board of Directors of Koor resolved to amend the plan so that for an employee who resigned and who hold stock options for which the date of entitlement to exercise arrived before his resignation, their exercise period would be until the end of the five years from the date of the inception of the plan (hereinafter - Amendment of the exercise period for employees who resign).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

     D.  STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

     1.  1997 plan: (cont'd)

         On August 6, 2000, the Board of Directors of Koor resolved that for Company employees who are not interested parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the date of its entitlement (hereinafter - "Amendment of extension of the exercise period").

         On November 15, 2001, the Board of Directors of Koor resolved that for Company employees on the date of the resolution who are not interested parties in the Company, the exercise price of their stock options would be amended to NIS 101.38 per share. For the other stock option holders under this plan, the exercise price would remain as it was (for some of the stock options 90.989 Dollar and for others 98.747 dollar per share). The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).

                         BALANCE OF
                       STOCK OPTION      EXERCISE     EXERCISE
                      NOT EXERCISED         PRICE         DATE
                      -------------   -----------     --------
                             61,478   $    90.989      05/2002
                             23,139   $    98.747      11/2002
                              5,039    NIS 101.38      05/2005
                             31,282    NIS 101.38      11/2005
                      -------------
                            120,938
                      -------------

     2.  1998 plan:

         On August 30, 1998, the extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS
         0.001 each (hereinafter - "the Plan"). All the stock option under this Plan were allotted on different dates, and after their expiry following retirement, 361,421 options remained for exercise as at December 31, 2001, of which 105,263 were allotted to the CEO.

         Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component (above and hereafter - "the Bonus Component Method").

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

     D.  STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

     2.  1998 plan: (cont'd)

         On March 22, 2000 the Board of Directors approved, with reference to stock option holders, under this Plan, who are not interested parties, Amendment of the exercise period for employees who resign. The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the date of entitlement to exercise them fell before the entitlement to the dividend.

         On October 6, 2000, the Board of Directors approved the Amendment of extension of the exercise period for Company employees who are not interested parties in the Company and who did not retire before the end of 2000.

         On November 15, 2001 the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the date of the resolution and who are not interested parties in the Company.

                         BALANCE OF
                        STOCK OPTION     EXERCISE     EXERCISE
                       NOT EXERCISED        PRICE         DATE
                       ------------   -----------      -------
                            105,263   $    112.50      07/2002
                             77,161   $    108.90      07/2003
                            178,997    NIS 101.38      07/2006
                       ------------
                            361,421
                       ------------

     3.  2000 plan:

         On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

         1. A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the issued share capital of the Company.

         2. The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

     D.  STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

     3.  2000 plan: (cont'd)

         3. The exercise price of each stock option pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

         4. Since the underlying shares will be allotted only against the monetary bonus, the employees will not be required to pay the exercise price at the date of exercise of the options. This price will serve only for computation of the amount of the monetary bonus.

         5. The options are designated for Company employees who are not interested parties in the Company and will not become interested parties in the Company as a result of allotment of the stock options.

         6. The entitlement to exercise the stock options will apply in accordance with a division of the options into three batches, so that at the end of the first year from the determining date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), the entitlement to exercise one third of the quantity allotted will come into being, and the remaining two thirds of the quantity allotted at the end of each year of the two years thereafter. The exercise period of each option that comes into being is 5 years from the date on which the entitlement came into being.

         7. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee, of which 125,000 options was designated for employees.

         Movement in options during the year was as follows:

                                     1997 PLAN  1998 PLAN  2000 PLAN     TOTAL
                                     ---------  ---------  ---------   -------
         Balance as at beginning of
          year                         120,938    350,017    125,000   595,955
         Exercised                           -     11,404          -    11,404
                                     ---------  ---------  ---------   -------
         BALANCE AS AT END OF YEAR     120,938    361,421    125,000   607,359
                                     =========  =========  =========   =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES

     A.  GENERAL:

     The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the Dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.

     B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2001:

                                                    FORWARD              CALL               SWAP
                                                 RANSACTION           OPTIONS       TRANSACTIONS
                                                 ----------    --------------       ------------
                                                               NIS THOUSANDS
                                                 -----------------------------------------------
     Purchase of Dollars in exchange for:
       NIS                                            4,416            11,040            183,259
       European currencies                           53,438                28                  -
       Brazilian Real                               426,144           132,480                  -

                                                 ----------    --------------       ------------

                                                    483,998           143,548            183,259
                                                 ==========    ==============       ============
     Sale of Dollars in exchange for:

       NIS                                          115,037            11,614            183,327
       European currencies                           50,099                 -                  -

                                                 ----------    --------------       ------------

                                                    165,136            11,614            183,327
                                                 ==========    ==============       ============

     C. The Company and its consolidated companies signed interest swap agreements totaling NIS 397 million.

     D. The Company signed an agreement for an interest rate swap (IRS) for NIS 331 million, and for a dollar - CPI swap of NIS 183 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

     NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

     E.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2001, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                       CARRYING             FAIR
                                                         AMOUNT            VALUE
                                                       --------      -----------
                                                               NIS MILLIONS
                                                       -------------------------
     Investments in affiliates                            1,242              900
     Debentures and convertible debentures                  366              376

     The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments is approximate or similar to at their fair value.

     F.  CREDIT RISK OF TRADE RECEIVABLES:

                                                                    NIS MILLIONS
                                                                    ------------
     Condensed data of credit risk of trade receivables as at
      December 31, 2001:

     Receivables insured by credit card companies                            372
     Receivables insured by foreign trade risk insurance                       5
     Receivables - Government authorities and Bezeq                          199
     Other receivables, including checks and credit card companies         1,590

                                                                    ------------

     Total, including non-current receivables                              2,166
                                                                    ============

     In Management's opinion, the financial statements include sufficient provisions in respect of doubtful debts.

     The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

     G.  LINKAGE TERMS OF MONETARY BALANCES:

     (1) CONSOLIDATED

                                                                     DECEMBER 31, 2001
                                            -------------------------------------------------------------
                                                IN FOREIGN          LINKED        UNLINKED          TOTAL
                                               CURRENCY OR          TO THE
                                            LINKED THERETO             CPI
                                            --------------  --------------  --------------  -------------
                                                                     NIS THOUSANDS
                                            -------------------------------------------------------------
     ASSETS
     Current assets:

     Cash and cash equivalents                     623,948          16,163         164,893        805,004
     Short-term deposits and
      investments                                  199,241         209,467         194,437        603,145
     Other receivables                           1,736,615          29,224         342,936      2,108,775
     Other accounts receivable                     269,220          37,853          89,044        396,117
     Investments and other

      long-term receivables                        368,949         401,240           1,078        771,267

                                            --------------  --------------  --------------  -------------

                                                 3,197,973         693,947         792,388      4,684,308
                                            ==============  ==============  ==============  =============
     LIABILITIES
     Current liabilities:

     Credits from banks and others
      (not including current maturities
      of long-term liabilities)                    910,366               -         292,852      1,203,218
     Trade payables                              1,013,789           4,226         263,098      1,281,113
     Other accounts payable                        402,088          93,472         494,054        989,614
     Long-term loans and debentures
      (including current maturities)             3,487,748       1,754,863          10,908      5,253,519
                                            --------------  --------------  --------------  -------------

                                                 5,813,991       1,852,561       1,060,912      8,727,464
                                            ==============  ==============  ==============  =============

                                                                      DECEMBER 31, 2000
                                           --------------------------------------------------------------
                                               IN FOREIGN          LINKED        UNLINKED           TOTAL
                                              CURRENCY OR          TO THE
                                           LINKED THERETO             CPI
                                           ---------------  -------------  --------------  --------------
                                                                    NIS THOUSANDS
                                           --------------------------------------------------------------

     ASSETS
     Current assets:

     Cash and cash equivalents                    815,603               -         167,110         982,713
     Short-term deposits and
      investments                                 183,144         270,479         187,329         640,952
     Other receivables                          2,208,413          18,133         471,312       2,697,858
     Other accounts receivable                    175,856          14,142         118,184         308,182
     Investments and other

      long-term receivables                       432,392         416,084           3,607         852,083

                                           --------------   -------------  --------------  --------------

                                                3,815,408         718,838         947,542       5,481,788
                                           ==============   =============  ==============  ==============
     LIABILITIES
     Current liabilities:

     Credits from banks and others
      (not including current maturities
      of long-term liabilities)                 1,329,487               -         537,837       1,867,324
     Trade payables                             1,058,370               -         375,204       1,433,574
     Other accounts payable                       379,716          70,917         628,374       1,079,007
     Long-term loans and debentures
      (including current maturities)            3,346,412         887,234               -       4,233,646
                                           ---------------  -------------  --------------  --------------

                                                6,113,985         958,151       1,541,415       8,613,551
                                           ==============   =============  ==============  ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

     G.  LINKAGE TERMS OF MONETARY BALANCES (CONT'D):

     (2) COMPANY

                                                                   DECEMBER 31, 2001
                                             ------------------------------------------------------------
                                                 IN FOREIGN         LINKED        UNLINKED          TOTAL
                                                CURRENCY OR         TO THE
                                             LINKED THERETO            CPI
                                             -------------   -------------  --------------  -------------
                                                                      NIS THOUSANDS
                                             ------------------------------------------------------------
     ASSETS
     Current assets:
     Cash and cash equivalents                       4,283               -          54,438         58,721
     Short-term deposits and
      investments                                  150,744         202,949         123,258        476,951
     Other receivables                               1,736               -          13,149         14,885
     Short term loans to investees
      companies                                          -          35,120               -         35,120
     Other investments and receivables             161,586         372,717              99        534,402
     Investments and other
     long-term receivables:
     Investees companies (including
      current maturities of loans)                   5,653         147,900       1,340,293      1,493,846

                                             -------------   -------------  --------------  -------------
                                                   324,002         758,686       1,531,237      2,613,925
                                             =============   =============  ==============  =============

     LIABILITIES
     Current liabilities:
     Credits from banks and others
      (not including current maturities
      of long-term liabilities)                    287,151               -          35,309        322,460
     Trade payables                                     32               -             147            179
     Other accounts payable                         12,774          13,919          35,497         62,190
     Long-term liabilities (including
      current maturities of loans)               1,112,894       1,697,159               -      2,810,053
                                             -------------   -------------  --------------  -------------

                                                 1,412,851       1,711,078          70,953      3,194,882
                                             =============   =============  ==============  =============

                                                                    DECEMBER 31, 2000
                                             --------------------------------------------------------------
                                                 IN FOREIGN          LINKED        UNLINKED           TOTAL
                                                CURRENCY OR          TO THE
                                             LINKED THERETO             CPI
                                             --------------  --------------  --------------  --------------
                                                                         NIS THOUSANDS
                                             --------------------------------------------------------------
     ASSETS
     Current assets:
     Cash and cash equivalents                        1,247               -          21,800          23,047
     Short-term deposits and
      investments                                   117,361         260,096          95,529         472,986
     Other receivables                                  117               -          22,015          22,132
     Short term loans to investees
      companies                                           -          46,446               -          46,446
     Other investments and receivables              141,871         383,167               -         525,038
     Investments and other
     long-term receivables:
     Investees companies (including
      current maturities of loans)                      123         149,046         968,802       1,117,971

                                             --------------  --------------  --------------  --------------
                                                    260,719         838,755       1,108,146       2,207,620
                                             ==============  ==============  ==============  ==============

     LIABILITIES
     Current liabilities:
     Credits from banks and others
      (not including current maturities
      of long-term liabilities)                     103,041               -         185,673         288,714
     Trade payables                                      75               -             218             293
     Other accounts payable                          27,964           4,244          63,890          96,098
     Long-term liabilities (including
      current maturities of loans)                1,565,512         849,796               -       2,415,308
                                             --------------  --------------  --------------  --------------

                                                  1,696,592         854,040         249,781       2,800,413
                                             ==============  ==============  ==============  ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 22 - LIENS AND GUARANTEES

     A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

         Regarding the pledge in respect to an investment grant - see Note
         10A(2).

     B.  The balances of secured liabilities are as follows:

                                                                             CONSOLIDATED
                                                                       ----------------------
                                                                             DECEMBER 31
                                                                       ----------------------
                                                                            2001         2000
                                                                       ---------    ---------
                                                                           NIS THOUSANDS
                                                                       ----------------------
         Credit from banks                                               541,564      750,209
         Loans from banks and others and debentures (including
          current maturities), see Note 15, and also C, D and H below  1,300,309    1,102,558
                                                                       ---------    ---------

                                                                       1,841,873    1,852,767
                                                                       =========    =========

     C. For the purpose of securing debentures convertible into Koor shares, Koor has undertaken not to pledge its assets in future, except in accordance with the terms stipulated by the trust deeds. See also Note 15B.

     D. Debentures issued by Koor Issuance Ltd. a subsidiary, are secured by a floating charge on all the assets of the above company. Under the terms of the deed of trust, Koor has guaranteed the full repayment of all the amounts of the principal, interest and linkage differences of the debentures. Koor registered a "negative pledge" to secure its guarantee.

     E. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note 15B)

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 22 - LIENS AND GUARANTEES (CONT'D)

     F. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                            CONSOLIDATED              COMPANY
                          -----------------     -------------------
                            DECEMBER 31             DECEMBER 31
                          -----------------     -------------------
                            2001       2000        2001        2000
                          ------     ------     -------     -------
                            NIS THOUSANDS          NIS THOUSANDS
                          -----------------     -------------------
         Subsidiaries          -          -     386,317     136,081
         Affiliates        6,449      6,830       5,897       4,098
         Others           44,709     30,780      23,206      13,723
                          ------     ------     -------     -------

                          51,158     37,610     415,420     153,902
                          ======     ======     =======     =======

     1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 361,812 thousand, and NIS 363,552 thousand, as at the years ending December 31, 2001 and 2000, respectively.

     2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 104 million. See also Note 18A(5).

     3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million Dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq. The guarantee is at least till 2015.

     4) A consolidated company is a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 58 million Dollars.

     5) Tadiran Com. was sold to the purchasing company in a transaction of representations. According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is essential different from the representation made, the buyer will be entitled to a compensation from Tadiran. Koor is a guarantor to the commitments of Tadiran.

     6) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS

     A.  REVENUES FROM SALES AND SERVICES - NET (1) (3) (4):

     1.  CONSOLIDATED

                                                            YEAR ENDED DECEMBER 31
                                                        ---------------------------------
                                                             2001        2000        1999
                                                        ---------   ---------   ---------
                                                                  NIS THOUSANDS
                                                        ---------------------------------
     Local:
     Industrial operations (2)                            875,089   1,202,251   2,101,952
     Trading operations                                   522,132     661,064   1,002,780

     Abroad:
     Industrial operations - export and
      international operations                          5,118,238   5,491,602   5,657,540
     Trading operations                                   627,445     580,971     602,101
                                                        ---------   ---------   ---------

                                                        7,142,904   7,935,888   9,364,373
                                                        =========   =========   =========

     (1)      Not including agency sales                  342,391     320,197     434,076
                                                        =========   =========   =========

     (2)      Including sales to major customer (a)             -           -     275,404
                                                        =========   =========   =========

              Including sales to major customer (b)       639,915   1,191,795     848,028
                                                        =========   =========   =========

     (3)      Including sales under long-term credit
               arrangements (see also Note 2Q)                724         255         517
                                                        =========   =========   =========

     (4)      Revenues and expenses relating
               to work performed under long-term
               contracts:
              Revenues                                  1,044,234     856,646     842,366
              Costs                                      (858,334)   (673,234)   (626,267)
              Decrease in provision for losses                  -           -       1,166
                                                        ---------   ---------   ---------

                                                          185,900     183,412     217,265
                                                        =========   =========   =========
     2.       COMPANY

              Income from management fees :
              From subsidiaries                            32,694      40,128      39,405
              From proportionately consolidated
               investees                                        -           -         841
              From affiliated companies                         -           -         767
              From companies whose activity was
               discontinued                                     -           -      25,028
                                                        ---------   ---------   ---------

                                                           32,694      40,128      66,041
                                                        =========   =========   =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     B.  COST OF SALES AND SERVICES - CONSOLIDATED:

                                                                YEAR ENDED DECEMBER 31
                                                          ---------------------------------
                                                               2001        2000        1999
                                                          ---------   ---------   ---------
                                                                    NIS THOUSANDS
                                                          ---------------------------------
     Industrial operations:

     Materials                                            2,824,672   2,809,620   3,021,287
     Labor                                                  926,767     962,125   1,362,553
     Subcontracted work                                      47,001      69,533      86,410
     Depreciation and amortization                          183,564     168,096     280,009
     Research and development expenses, net (*)             266,703     364,889     433,762
     Other manufacturing expenses                           430,985     486,426     381,715
                                                          4,679,692   4,860,689   5,565,736
                                                          ---------   ---------   ---------

     Less - expenses charged to cost of fixed assets          9,547      10,869      12,838
                                                          ---------   ---------   ---------

                                                          4,670,145   4,849,820   5,552,898

     Decrease in inventory of goods and
      work in process                                        22,135      55,123     219,506
                                                          ---------   ---------   ---------
                                                          4,692,280   4,904,943   5,722,404

     Decrease (increase) in inventory of finished goods     (26,577)     45,994     158,643
                                                          ---------   ---------   ---------

                                                          4,665,703   4,950,937   5,931,047
                                                          ---------   ---------   ---------
     Trading operations:
     Merchandise                                            493,635     452,963     770,111
     Labor                                                   97,127     119,127     145,901
     Depreciation                                            32,150      48,435      42,646
     Others                                                 229,465     359,619     132,960
                                                          ---------   ---------   ---------

                                                            852,377     980,144   1,091,618
                                                          ---------   ---------   ---------

                                                          5,518,080   5,931,081   7,022,665
                                                          =========   =========   =========

     (*)      Net of grants and participations, net          11,870       6,969      15,866
                                                          =========   =========   =========

     C.  SELLING AND MARKETING EXPENSES - CONSOLIDATED

                                                                YEAR ENDED DECEMBER 31
                                                          ---------------------------------
                                                               2001        2000        1999
                                                          ---------   ---------   ---------
                                                                        NIS THOUSANDS
                                                          ---------------------------------
     Salaries                                               244,073     254,835     328,275
     Commissions                                            104,507     104,143     141,236
     Advertising expenses                                    43,134      44,860      62,371
     Depreciation and amortization                           62,729      51,075      43,331
     Other                                                  325,654     328,555     386,124
                                                          ---------   ---------   ---------

                                                            780,097     783,468     961,337
                                                          =========   =========   =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     D.  GENERAL AND ADMINISTRATIVE EXPENSES:

                               CONSOLIDATED                    COMPANY
                        ---------------------------   ------------------------
                          YEAR ENDED DECEMBER 31       YEAR ENDED DECEMBER 31
                        ---------------------------   ------------------------
                           2001      2000      1999     2001     2000     1999
                        -------   -------   -------   ------   ------   ------
                              NIS THOUSANDS                NIS THOUSANDS
                        ---------------------------   ------------------------
     Salaries           225,099   274,125   346,713   16,542   33,364   26,775
     Bad and doubtful
      debts              28,695    25,826    25,086        -        -        -
     Depreciation and
      amortization       27,751    24,102    28,582    1,674    1,673    1,254
     Other              220,139   214,424   263,114   22,042   27,433   39,075
                        -------   -------   -------   ------   ------   ------

                        501,684   538,477   663,495   40,258   62,470   67,104
                        =======   =======   =======   ======   ======   ======

     E.  FINANCING EXPENSES (INCOME), NET:

                                    CONSOLIDATED                     COMPANY
                             ---------------------------   ---------------------------
                                YEAR ENDED DECEMBER 31        YEAR ENDED DECEMBER 31
                             ---------------------------   ---------------------------
                                2001      2000      1999      2001      2000      1999
                             -------   -------   -------   -------   -------   -------
                                       NIS THOUSANDS               NIS THOUSANDS
                             ---------------------------   ---------------------------
         In respect of
          convertible
          debentures           6,293     3,450     6,897     5,366     3,451     6,165
         In respect of
          debentures           2,202     3,892     4,589         -         -         -
         In respect of
          long-term loans    349,176   183,711   211,798   229,215    88,685   127,970
         In respect of
          short-term loans
          and credit         205,300   109,948   150,467    41,456     9,399    27,064
         Amortization of
          capital raising
          expenses               707     1,574     1,602       548     1,037     1,213
         Losses (gains)
          from marketable
          securities, net    (50,142)   36,304   (68,663)  (43,131)   51,645   (27,614)
         Interest
          capitalized to
          fixed assets and
          work in process    (14,525)   (3,397)  *33,293         -         -    28,656
         Revenue from
          investees, net           -         -         -    (5,069)     (600)   (3,445)
         Revenue from
          deposits and
          others, net        (85,145)  (26,306)  (18,500)  (38,459)   (9,716)    2,732
                             -------   -------   -------   -------   -------   -------

                             413,866   309,176   321,483   189,926   143,901   162,741
                             =======   =======   =======   =======   =======   =======

     * Including financing expenses (income) recorded in the category "cumulative foreign currency adjustments".

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     F.  OTHER INCOME (EXPENSES), NET

     1.  CONSOLIDATED

                                                              YEAR ENDED DECEMBER 31
                                                          -------------------------------
                                                              2001        2000       1999
                                                          --------    --------   --------
                                                                   NIS THOUSANDS
                                                          -------------------------------
     Sale of investments and activities in investees
      (including changes in rates of holding)              (56,850)    540,248    642,448
     Expenses relating to the termination,
      sale of activities and
      sale and write down of assets, net                  (384,801)    (61,184)  (214,770)
     Supplemental severance pay and pensions               (79,170)   (280,757)  (203,510)
     Management services and participation in
      selling general and administrative expenses:
     Proportionately consolidated                                -         869     25,566
      Companies affiliates                                   2,192       1,986      2,804
     Rent from buildings and equipment
      (net of related depreciation) (*)                        391          20      3,382
     Joint ventures, net                                     1,435        (542)    (2,608)
     Compensation for damages                                  881       3,164        430
     Amortization of goodwill                              (79,978)    (51,153)   (52,980)
     Miscellaneous, net                                        (20)      8,169     23,503
                                                          --------    --------   --------

                                                          (595,920)    160,820    224,265
                                                          ========    ========   ========
     (*)      Including depreciation                             -           -        756
                                                          ========    ========   ========

     2.  COMPANY

                                                              YEAR ENDED DECEMBER 31
                                                          -------------------------------
                                                              2001        2000       1999
                                                          --------    --------   --------
                                                                   NIS THOUSANDS
                                                          -------------------------------
     Profit (loss) from sale of investments in
      investee companies                                  (51,148)       7,660     43,408
     Joint venture                                              -            -        619
     Changes in value of long-term assets                       -            -    (47,686)
     Capital gain (loss) from sale of fixed assets              2            9     (1,684)
     Miscellaneous, net                                     1,743        2,099      6,030
                                                          --------    --------   --------

                                                          (49,673)       9,768        687
                                                          ========    ========   ========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     G.  EQUITY OF THE KOOR GROUP IN THE OPERATING RESULTS OF AFFILIATES, NET

     1.  CONSOLIDATED

                                                                        YEAR ENDED DECEMBER 31
                                                                  ----------------------------------
                                                                        2001        2000        1999
                                                                  ----------    --------     -------
                                                                           NIS THOUSANDS
                                                                  ----------------------------------
     Affiliates companies, net (1)                                  (653,458)   (109,004)    287,660
     Amortization of goodwill (2)                                 (1,159,707)   (164,815)   (164,058)
                                                                  ----------    --------     -------

                                                                  (1,813,165)   (273,819)    123,602
                                                                  ==========    ========     =======

     Dividend received                                                     -      25,591      50,444
                                                                  ==========    ========     =======

     (1)  Including gain (loss) from a discontinued operation
            in an affiliate                                            1,759           -     (87,998)
                                                                  ==========    ========     =======

     (2)  Including write-off of goodwill in an affiliate          1,067,050           -           -
                                                                  ==========    ========     =======

     2.  COMPANY

                                                                     YEAR ENDED DECEMBER 31
                                                               ----------------------------------
                                                                     2001        2000        1999
                                                               ----------    --------   ---------
                                                                          NIS THOUSANDS
                                                               ----------------------------------
     Equity of Koor in operating results for the year (1)      (1,099,279)    356,765     775,553
     Amortization of goodwill (2)                              (1,162,620)   (146,005)   (125,744)
                                                               ----------    --------   ---------

                                                               (2,261,899)    210,760     649,809
                                                               ==========    ========   =========

     Dividend received                                            821,826     356,821   1,201,643
                                                               ==========    ========   =========

     (1) Including gain (loss) from a discontinued operation
           in an affiliate                                          1,759           -     (87,998)
                                                               ==========    ========   =========

     (2) Including write-off of goodwill in an affiliate        1,067,050      26,240           -
                                                               ==========    ========   =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     H.  RESULTS OF DISCONTINUED OPERATIONS

                                                                  YEAR ENDED DECEMBER 31
                                                          ------------------------------
                                                             2001       2000        1999
                                                          -------   --------    --------
                                                                  NIS THOUSANDS
                                                          ------------------------------
     Pre-tax loss on income                               (28,704)   (75,833)   (31,392)
     Effect of tax                                              -       (411)   (16,635)
     Minority share                                           683     35,705     10,668
                                                          -------   --------    --------

                                                          (28,021)   (40,539)   (37,359)
     Capital gain from sale of discontinued operation
     Capital gain                                               -    388,538      6,672
     Effect of tax                                              -   (130,817)    (2,064)
                                                          -------   --------    --------
                                                                -    257,721      4,608
                                                          -------   --------    --------

                                                          (28,021)   217,182    (32,751)
                                                          -------   --------    --------

     In 2001, the construction and infrastructures segment included USM, and in 2000 it included Middle East Tubes Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000. In 1999, the segment also included Merhav Building Materials and Ceramics Ltd. which was sold during 1999.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23 - SUPPLEMENTARY DATA TO ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

     I. INCOME (EXPENSES) FROM INVESTEE COMPANIES AND THEIR PARTICIPATION IN EXPENSES

                                                             YEAR ENDED DECEMBER 31
                       -----------------------------------------------------------------------------------------------------
                                                2001                                         2000
                       ----------------------------------------   -------------------------------------------------------
                                                      COMPANIES                  CONSOLIDATED                   COMPANIES
                                                          WHOSE                  COMPANIES BY                       WHOSE
                       CONSOLIDATED   AFFILIATED   ACTIVITY WAS   CONSOLIDATED   PROPORTIONAL   AFFILIATED   ACTIVITY WAS
                          COMPANIES    COMPANIES   DISCONTINUED      COMPANIES  CONSOLIDATION    COMPANIES   DISCONTINUED
                       ------------   ----------   ------------   ------------  -------------   ----------   ------------
                                     NIS THOUSANDS                            NIS THOUSANDS
                       ----------------------------------------   -------------------------------------------------------
     INCOME:

     Management
      services               32,694            -              -         40,128              -            -              -
                       ============   ==========   ============   ============  =============   ==========   ============

     Administrative
      expenses -
     Salary and other
      administrative
      expenses                7,648            -              -          4,532              -            -              -
                       ============   ==========   ============   ============  =============   ==========   ============

     Financing income
      (expenses),net          5,685            6           (622)           585           (200)           3            212
                       ============   ==========   ============   ============  =============   ==========   ============

                                            YEAR ENDED DECEMBER 31
                       ----------------------------------------------------------
                                                   1999
                       ----------------------------------------------------------
                                       CONSOLIDATED                     COMPANIES
                                      COMPANIES  BY                         WHOSE
                       CONSOLIDATED      PROPORTION   ALAFFILIATED   ACTIVITY WAS
                          COMPANIES   CONSOLIDATION      COMPANIES   DISCONTINUED
                       ------------   -------------   ------------   ------------
                        NIS THOUSANDS
                       ----------------------------------------------------------
     INCOME:

     Management
      services               39,405             841            767         25,028
                       ============   =============   ============   ============

     Administrative
      expenses -
     Salary and other
      administrative
      expenses                    -               -              -              -
                       ============   =============   ============   ============

     Financing income
      (expenses),net          4,028               8         (1,047)           456
                       ============   =============   ============   ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS

     A.  THE KOOR GROUP OPERATES IN THE FOLLOWING BUSINESS SEGMENTS:

         Telecommunications
         Defense electronics
         Agro-chemicals and other chemicals
         Venture capital investments
         The "others" segment includes mainly tourism and trade.

         In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment (see Note
         3G)), and in 2000 the segment of construction and infrastructure included the companies - Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000. In 1999, the segment included Merhav Building Materials and Ceramics Ltd., which were sold during 1999. The comparable numbers were reclassified.

     B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

         Segment operating earnings include all costs and expenses directly related to the relevant segment and an allocation of expenses from which more than one segment may benefit. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

     C.  See Notes 23H and 24H for details of the discontinuation of activities.

     D.  DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP:*

                                                           YEAR ENDED DECEMBER 31
                            ---------------------------------------------------------------------------------
                                       2001                     2000                         1999
                            -----------------------  ---------------------------  ---------------------------
                           NIS THOUSANDS          % NIS THOUSANDS              % NIS THOUSANDS              %
                            ------------   --------  ------------  -------------  ------------  -------------
     REVENUES FROM
      SALES AND SERVICES:

     Segments:

     Telecommunications        1,165,118      16.31     2,232,244          28.13     2,230,766          23.82
     Defense electronics       1,351,769      18.93     1,162,962          14.65     1,352,525          14.44
     Agro-chemicals
      and other chemicals      3,925,228      54.95     3,509,155          44.22     3,590,927          38.35
     Venture capital

     investment                   83,121       1.16        81,248           1.02             -              -
     Others                      617,668       8.65       950,279          11.98     2,190,155          23.39
                            ------------   --------  ------------  -------------  ------------  -------------

     Total segments            7,142,904     100.00     7,935,888          100.0     9,364,373         100.00
                            ============   ========  ============  =============  ============  =============

     *   Restated

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     D.  DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP:* (CONT'D)

                                                               YEAR ENDED DECEMBER 31
                            --------------------------------------------------------------------------------------------
                                        2001                            2000                            1999
                            ----------------------------   -----------------------------   -----------------------------
                            NIS THOUSANDS              %   NIS THOUSANDS               %   NIS THOUSANDS               %
                            ------------    ------------   -------------   -------------   -------------   -------------
     PRE-TAX EARNINGS
      (LOSSES):
     OPERATING
      EARNINGS (LOSS)
      ACCORDING TO
      SEGMENTS:

     Segments::
     Telecommunication          (203,606)         (55.73)        253,128           32.64         264,343           31.52
     Defense
      electronics                 53,773           14.72          54,230            6.99          70,035            8.35
     Agro-chemicals
      and other
      chemicals                  561,840          153.79         447,584           57.72         396,018           47.23
     Venture capital
      investments                 (7,937)          (2.17)         (5,990)          (0.77)              -               -
     Others                      (38,751)         (10.61)         26,463            3.42         108,131           12.90
                            ------------    ------------   -------------   -------------   -------------   -------------

     Total segments              365,319          100.00         775,415           100.0         838,527          100.00
                                            ============                   =============                   =============

     Joint general
      expenses                   (22,276)                        (92,553)                       (121,651)
                            ------------                   -------------                   -------------
     Total operating
      earnings                   343,043                         682,862                         716,876
     Financing
      expenses, net             (413,866)                       (309,176)                       (321,483)
     Other income
      (expenses), net           (595,920)                        160,820                         224,265
                            ------------                   -------------                   -------------

     Pre-tax
      earnings (losses)         (666,743)                        534,506                         619,658
                            ============                   =============                   =============

     THE KOOR GROUP'S EQUITY IN THE EXCESS OF EARNINGS OVER LOSSES (THE EXCESS OF LOSSES OVER EARNINGS) OF AFFILIATES, NET, IS AS FOLLOWS:

                                                               YEAR ENDED DECEMBER 31
                           ---------------------------------------------------------------------------------------------
                                       2001                            2000                            1999
                           -----------------------------   -----------------------------   -----------------------------
                           NIS THOUSANDS               %   NIS THOUSANDS               %   NIS THOUSANDS               %
                           -------------    ------------   -------------   -------------   -------------   -------------
     Telecommunications        (1,803,686)         99.48        (242,859)          88.69         138,953          112.42
     Defense

      electronics                  (1,046)          0.06         (20,961)           7.66          (8,131)          (6.58)
     Agor-chemicals
      and other

      chemicals                        -               -               -               -               -               -
     Venture capital
     Investments                     (79)           0.00               -               -               -               -
     Others                       (8,354)           0.46          (9,999)           3.65          (7,220)          (5.84)
                           -------------    ------------   -------------   -------------   -------------   -------------

                               (1,813,165)        100.00        (273,819)         100.00         123,602          100.00
                           =============    ============   =============   =============   =============   =============

     *   Restated

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     D.  DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP:* (CONT'D)

                                                            DECEMBER 31
                                         -----------------------------------------------------
                                                     2001                       2000
                                         -----------------------    --------------------------
                                         NIS THOUSANDS         %    NIS THOUSANDS            %
                                         -------------   -------    -------------   ----------
     IDENTIFIABLE ASSETS:

     Segments:
     Telecommunications                      1,175,423     11.31        1,858,859        17.70
     Defense electronics                     1,111,473     10.70        1,164,430        11.09
     Agro-chemicals and other chemicals      6,225,357     59.90        5,587,993        53.20
     Venture capital investments               315,841      3.04          399,204         3.80
     Others                                  1,564,021     15.05        1,493,018        14.21
                                         -------------   -------    -------------   ----------

     Total segments                         10,392,115    100.00       10,503,504       100.00
                                                         =======                    ==========

     Discontinued activity                           -                    382,875
     Corporate assets                        1,140,405                  1,100,593
     Affiliates**                            1,350,425                  3,043,262
                                         -------------              -------------

                                            12,882,945                 15,030,234
                                         =============              =============

                                                             DECEMBER 31
                                         -----------------------------------------------------
                                                     2001                       2000
                                         -----------------------    --------------------------
                                         NIS THOUSANDS         %    NIS THOUSANDS            %
                                         -------------   -------    -------------   ----------
     IDENTIFIABLE LIABILITIES

     Segments:
     Telecommunications                        372,692     14.47          617,026        22.65
     Defense electronics                       671,914     26.08          665,149        24.42
     Agro-chemicals and other chemicals      1,274,472     49.47        1,158,459        42.53
     Venture capital investments                11,635      0.45           34,202         1.26
     Others                                    245,460      9.53          249,022         9.14
                                         -------------   -------    -------------   ----------

     Total segments                          2,576,173    100.00        2,723,858       100.00
                                                         =======                    ==========

     Discontinued activity                           -                     80,693
     Corporate liabilities                      63,172                    129,535
                                         -------------              -------------

                                             2,639,345                  2,934,086
                                         =============              =============

     *   Restated
     ** Including an investment in ECI as at December 31, 2001, and 2000 in the amount of NIS 1,094 million and NIS 2,797 million respectively, which operates in the telecommunications segment.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     D.  DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP:* (CONT'D)

                                                               YEAR ENDED DECEMBER 31
                            --------------------------------------------------------------------------------------------
                                        2001                            2000                            1999
                            ----------------------------    ----------------------------    ----------------------------
                           NIS THOUSANDS               %   NIS THOUSANDS               %   NIS THOUSANDS               %
                            ------------    ------------    ------------    ------------    ------------    ------------
     CAPITAL
      INVESTMENTS:

     Segments:
     Telecommunications           57,122           10.22         101,429           16.74          67,998           11.37
     Defense

      electronics                 50,903            9.13          31,391            5.18          43,494            7.27
     Agro-chemicals
      and other

      chemicals                  412,747           73.90         322,956           53.32         281,464           47.04
     Venture capital

      investments                  2,802            0.50           1,714            0.28               -               -
     Others                       34,919            6.25         148,257           24.48         205,365           34.32
                            ------------    ------------    ------------    ------------    ------------    ------------
     Total segments              558,493          100.00         605,747          100.00         598,321          100.00
                                            ============                    ============                    ============

     Discontinued

      activity                       186                           2,286                         117,667
     Corporate assets                370                             772                          14,250
                            ------------                    ------------                    ------------
                                 559,049                         608,805                         730,238
                            ============                    ============                    ============

                                                            YEAR ENDED DECEMBER 31
                                    2001                            2000                            1999
                            ----------------------------    ----------------------------    ----------------------------
                           NIS THOUSANDS               %   NIS THOUSANDS               %   NIS THOUSANDS               %
                            ------------    ------------    ------------    ------------    ------------    ------------
     DEPRECIATION AND
      AMORTIZATION:
     Segments:
     Telecommunications           59,861           15.55          69,510           20.37          86,292           19.12
     Defense electronics          48,540           12.61          35,011           10.26          56,668           12.55
     Agro-chemicals
      and other
      chemicals                  228,460           59.34         177,255           51.93         190,349           42.16
     Venture capital
      investments                  1,779            0.46           1,985            0.58               -               -
     Others                       46,356           12.04          57,560           16.86         118,134           26.17
                            ------------    ------------    ------------    ------------    ------------    ------------
     Total segments              384,996          100.00         341,321          100.00         451,443          100.00
                                            ============                    ============                    ============
     Discontinued
      activity                    11,703                          34,510                         123,906
     Corporate assets              2,626                           3,114                           2,770
                            ------------                    ------------                    ------------
                                 399,325                         378,945                         578,119
                            ============                    ============                    ============

     *  Restated

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     E. INDUSTRIAL OPERATIONS - EXPORT SALES AND FOREIGN INDUSTRIAL OPERATIONS BY GEOGRAPHICAL DESTINATION:

                                        YEAR ENDED DECEMBER 31
                              ----------------------------------------------
                                   2001               2000              1999
                              ---------          ---------         ---------
                                            NIS THOUSANDS
                              ----------------------------------------------
     North America            1,163,464          1,698,885         1,622,160
     Europe                   1,581,119          1,630,778         1,730,017
     South America            1,380,199          1,362,891         1,453,313
     Asia and Australia         864,339            667,563           721,094
     Africa                     129,117            131,485           130,956
                              ---------          ---------         ---------

                              5,118,238          5,491,602         5,657,540
                              =========          =========         =========

     F.  ASSETS BY GEOGRAPHIC LOCATION OF MANUFACTURING OPERATION

                                                        DECEMBER 31
                                             -------------------------------
                                                      2001              2000
                                             -------------     -------------
                                             NIS THOUSANDS     NIS THOUSANDS
                                             -------------     -------------
     Israel                                     10,965,266        12,794,663
     Brazil                                      1,734,596         1,682,794
     United States                                 183,083           169,902
     Discontinued activities - Israel                    -           382,875
                                             -------------     -------------

                                                12,882,945        15,030,234
                                             =============     =============

     G.  CAPITAL INVESTMENTS IN ASSETS BY GEOGRAPHIC LOCATION

                                                        DECEMBER 31
                                              ------------------------------
                                                      2001              2000
                                              ------------      ------------
                                              NIS THOUSANDS     NIS THOUSANDS
                                              ------------      ------------
     Israel                                        527,297           564,862
     Brazil                                         29,808            36,481
     United States                                   1,758             5,176
     Discontinued activities -Israel                   186             2,286
                                              ------------      ------------

                                                   559,049           608,805
                                              ============      ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     H.  DISCONTINUED ACTIVITY

     In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at December 31, 1999, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                                        1999
                                                               -------------
                                                               NIS THOUSANDS
                                                               -------------
         Revenues from sales and implementation of works              97,365
                                                               =============

         Loss from operating earnings                                    435
                                                               =============

         Loss - Koor's share                                           4,136
                                                               =============

         Total assets

     I.  ADDITIONAL INFORMATION ON BUSINESS SEGMENTS OF THE COMPANY:

         The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

         Data according to business segments is as follows:

         EQUITY OF THE COMPANY IN THE EXCESS OF EARNINGS OVER LOSSES (THE EXCESS OF LOSSES OVER EARNINGS), OF INVESTEE, NET*:

                                                     YEAR ENDED DECEMBER 31
                                            -----------------------------------
                                                  2001         2000        1999
                                            ----------   ----------   ---------
                                                          NIS THOUSANDS
                                            -----------------------------------
     Telecommunications                     (2,016,387)      71,602     263,114
     Defense Electronics                       (21,669)     (42,808)     23,972
     Agro-chemicals and other chemicals         79,587       99,418      (1,299)
     Venture capital investments              (188,323)     (20,895)          -
     Others                                   (115,107)     103,443     328,952
                                            ----------   ----------   ---------
                                            (2,261,899)     210,760     614,739
     Provision for taxes                             -            -      35,070
     Discontinued activity                     (28,021)     217,182     (32,751)
                                            ----------   ----------   ---------

                                            (2,289,920)     427,942     617,058
                                            ==========   ==========   =========

     *   Restated

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24 - BUSINESS SEGMENTS (CONT'D)

     I.  ADDITIONAL INFORMATION ON BUSINESS SEGMENTS OF THE COMPANY: (CONT'D)

         INVESTMENT OF THE COMPANY IN SHARES, LOANS (INCLUDE CURRENT MATURITIES) AND CAPITAL NOTES OF INVESTEE COMPANIES, NET:

                                                        DECEMBER 31
                                               ---------------------------
                                                    2001              2000
                                               ---------      ------------
                                                       NIS THOUSANDS
                                               ---------------------------
         Telecommunications                    1,832,942         3,722,397
         Defense Electronics                     332,151           331,595
         Agro-chemicals and other chemicals    1,382,521         1,355,978
         Venture capital investments             314,954           358,925
         Others                                  650,776           325,378
                                               ---------      ------------

                                               4,513,344         6,094,273
                                               =========      ============

NOTE 25 - TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES

     A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

     1.  Claridge Group (Claridge).

     2.  Bank Hapoalim B.M. group (Bank Hapoalim B.M.)

     3. In January 2000, an agreement which was signed on September 8, 1999 between the Claridge Group, Anfield Ltd. (a company owned by the CEO of Koor) and Bank Leumi B.M., a shareholder of Koor until then, was consummated. In accordance with the agreement Bank Leumi B.M. sold its entire holding in Koor to Claridge, Anfield Ltd. and Bank Hapoalim B.M. As at balance sheet date Anfield Ltd. is an interested party of Koor.

     B. Koor and its subsidiaries undertake transactions with interested parties as detailed below. These transactions, which consist principally of the receipt of banking services, are carried out in the normal course of business and thus no separate records are kept of the handling and recording of such transactions.

         Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions.

     C. The balance of liabilities owed to Bank Hapoalim B.M. as at December 31, 2001 and 2000 is NIS 2,346 million and NIS 2,115 million, respectively.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25 - TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES (CONT'D)

     D.  BENEFITS TO INTERESTED PARTIES

     1.  Directors*

                                                              YEAR ENDED DECEMBER 31
                                                --------------------------------------------
                                                    2001              2000              1999
                                                --------      ------------     -------------
                                                                   NIS THOUSANDS
                                                --------------------------------------------
         Directors not employed by the Company:
         Annual compensation and participation
          in meetings:

         Claridge Group                              150               340               275
                                                ========      ============     =============
         Number of directors                           3                 5                 6
                                                ========      ============     =============
         Poalim Assets (Shares) Ltd.                 124               160               175
                                                ========      ============     =============
         Number of directors                           2                 3                 3
                                                ========      ============     =============
         Other directors                             461               297               238
                                                ========      ============     =============
         Number of directors                           9                 6                 3
                                                ========      ============     =============
         Consulting fee (a)                                              -             1,117
                                                ========      ============     =============

     *   Including directors who have been replaced during the year.

     (a) On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the Company. At the request of the Board of Directors Mr. Gaon remained with the Company until December 31, 1998 and he undertook to continue to render it services as a consultant in 1999 and 2000 for an annual consulting fee of $125,000.

     2.  Consultancy services

                                                           YEAR ENDED DECEMBER 31
                                                    ------------------------------
                                                       2001        2000       1999
                                                    -------       -----      -----
                                                              NIS THOUSANDS
                                                    ------------------------------
         Claridge                                     1,723       1,634      1,707
                                                    =======       =====      =====
         Poalim Capital Markets and Investment Ltd.   1,723       1,634      1,707
                                                    =======       =====      =====

         The Company has agreements with interested parties - Claridge and Poalim Capital Markets and Investments Ltd. (Poalim) - for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

         In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $ 400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 26 - EARNINGS (LOSS) PER SHARE

     A. ADJUSTED NET EARNINGS (LOSS) USED IN THE COMPUTATION OF EARNINGS PER NIS 1 PAR VALUE OF THE SHARE CAPITAL:

                                                                      YEAR ENDED DECEMBER 31
                                                           -----------------------------------
                                                                   2001        2000       1999
                                                           ------------  ----------  ---------
                                                                       NIS THOUSANDS
                                                           -----------------------------------
     Earnings (losses) used in the computation of basic
      earnings (loss) per NIS 1 par value of shares          (2,537,083)    271,467    556,874

     Add - theoretical earnings resulting from Conversion of convertible debentures:

       Series E                                                       -           -        497
       Series F                                                       -       2,477      5,562
                                                           ------------  ----------  ---------

     Net earnings (loss) used in the computation of fully
      diluted earnings per NIS 1 par value of shares         (2,537,083)    273,944    562,933
                                                           ============  ==========  =========

     B. WEIGHTED NUMBER OF ORDINARY SHARES OF NIS 0.001 USED IN THE COMPUTATION OF NET EARNINGS (LOSS) PER NIS 1 PAR VALUE OF THE SHARE CAPITAL:

                                                                  NUMBER OF ORDINARY SHARES
                                                            ----------------------------------
                                                                   2001        2000       1999
                                                            -----------  ---------- ----------
     In the computation of basic earnings (loss) per share   15,188,463  15,384,206 15,737,564

     Add - theoretical share capital resulting from Conversion of convertible debentures:

     Series E                                                         -           -     40,500
     Series F                                                         -     213,047    284,062
                                                            -----------  ---------- ----------

     Total share capital used in the computation of
      fully diluted earnings (loss) per share                15,188,463  15,597,253 16,062,126
                                                            ===========  ========== ==========

     C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 4% (December 31, 2000 - 7%, December 31, 1999 - 6%) for securities linked to the CPI.

NOTE 27 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     A. Regarding ECI's private placement to a group of investors, see Note 3(A)(5).

     B. On March 17, 2002, agreements to sell a substantial amount of Tadiran's real estate to a group of investors headed by Denisra International Ltd. and Ranitech Ltd.. Total proceeds to Koor approximately NIS 270 million. Koor will record a net capital gain of NIS 36 million as a result of the transaction. The transaction will be completed within 30 days from the signing date.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 -  MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT
           ON THE FINANCIAL STATEMENTS

     A. The consolidated financial statements of Koor conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

         1.    EFFECT OF INFLATION

         In accordance with Israeli GAAP:
         The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the inflation adjusted Israeli shekel - which is after adjustment in respect of the changes in the Consumer Price Index. (See Note 2B).

         In accordance with US GAAP:
         The financial statements are expressed in current nominal historical monetary terms.

         Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

         In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

         2.    ECI AND TADIRAN TELECOMMUNICATIONS - MERGER

         In accordance with Israeli GAAP:
         The merger between ECI and Tadiran Telecommunications ("TTL") in 1999 was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

         In accordance with US GAAP:
         According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill. In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 157 million.

         In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which was created during the merger were realized and an income tax in the amount of NIS 128 million was recorded .

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         3. DEBT ARRANGEMENT WITHIN THE FRAMEWORK OF AN OVERALL FINANCIAL ARRANGEMENT

         In accordance with Israeli GAAP:
         Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

         In accordance with US GAAP:
         In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest at December 31, 2000 and 2001, was NIS 11,042 thousand, and NIS 4,605 thousand, respectively.

         4.    DEFERRED TAXES

         a)    Deferred taxes in respect to inflation adjustment differences

         In accordance with Israeli GAAP:
         Koor does not provide deferred taxes in respect to adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under Inflationary Conditions and for which the depreciation period is at least 20 years.

         In accordance with US GAAP:
         Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets. The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1999, 2000 of NIS 12,473 thousand, NIS 7,992 thousand, respectively and an increase in income tax in the amount of NIS 221 thousand in 2001.

         b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the US Dollar exchange rate.

               In accordance with Israeli GAAP:
               Certain companies, which adjust their financial statements on the basis of changes in the Dollar exchange rate, create deferred taxes in respect of all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         4.    DEFERRED TAXES (CONT'D)

         b)    (cont'd)

               In accordance with US GAAP:
               According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.

               The ultimate effect of the above write-off of deferred taxes on the statement of operations is an increase in income tax in the amount of NIS 29,860 thousand in 1999, a decrease in income tax in 2000 in the amount of NIS 19,756 thousand and a decrease in the amount of NIS 50,186 thousand in 2001.

         c)    Earnings from "Approved Enterprises"

               Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise" is subject to tax at a rate of 25% of attributable earnings during "the period of benefits".

               Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

               An "approved enterprise" which choose the "alternative benefits" track is exempted from income tax on undistributed profits.

               In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

               In accordance with Israeli GAAP:
               Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

               Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries under the "alternative benefits" track, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         4.    DEFERRED TAXES (CONT'D)

         In accordance with US GAAP:

         A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

         The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax in the amount of NIS 3,316 thousand in 1999, a decrease of NIS 7,284 thousand in 2000 and decrease in income tax, in 2001 amounting to NIS 3,333 thousand.

         5. HANDLING OF "BENEFIT COMPONENT" IN RESPECT OF OPTIONS ISSUED TO EMPLOYEES

         In accordance with Israeli GAAP:
         The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

         In accordance with US GAAP:

         a)    Fixed Option Plan:

               Under US GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

         b)    Variable Option Plans:

               In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and, the proportional part of the period, which has passed from the opening balance of that period.

         For information regarding the effect of pro forma data, according to FAS No. 123 data, see subsection 3b below.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         6.    THE ACCOUNTING TREATMENT OF QUOTED SECURITIES:

         In accordance with Israeli GAAP:
         Quoted securities which constitute a short-term investment (see note
         2F) are stated at market value. Quoted securities which constitute a permanent investment is stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

         In accordance with US GAAP
         FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

         A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

         7. ATTRIBUTION OF PROCEEDS FROM AN ISSUANCE TO DEBENTURES, WHEN SECURITIES ARE ISSUED AS A PACKAGE (ISSUANCE BY KOOR IN 1994):

         According to the accounting policy at this issuance:

         The proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

         According to US GAAP:
         The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized over the term of debentures.

         8.    DIVIDENDS

         According to Israeli GAAP:

         A dividend proposed prior to the date of approval of the financial statements is included in the balance sheet as a current liability. See
         Note 2 X(1).

         According to US GAAP:
         Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         9.    CONVERTIBLE SECURITIES OF INVESTEE COMPANIES

         According to Israeli GAAP:

         According to the provisions of Opinion Nos. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

         According to US GAAP:
         A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

         10.   EMPLOYEE SEVERANCE BENEFITS AS A PART OF AN EFFICIENCY PROGRAM

         According to Israeli GAAP:

         Employee severance benefits as part of future anticipated dismissals are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

         According to US GAAP:

         According to the provisions of EITF 94-3, employee severance benefits, as part of a program for promoting efficiency, are charged as an expense in the financial statements only when all the following conditions exist:

         a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.

         b) Management notified employees of its intention to dismiss them, while supplying them with full details regarding employee severance benefits.

         c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.

         d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         11.   EARNINGS PER SHARE

         According to Israeli GAAP:
         Opinion No. 55 - the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

         According to US GAAP:
         In accordance with FAS 128. Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary shares considered outstanding during the year.

         12.   ACQUIRING AN INVESTMENT IN STAGES

         According to Israeli GAAP:
         Opinion 68 determines that when acquiring an investment in stages, on the date of which the holding constitutes an initial material influence, it is necessary to calculate the original differentials and record the investment according to the equity method from this date onwards.

         According to US GAAP:
         When acquiring an investment in stages, on the date an initial influence becomes material it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition despite the fact that on that date the company did not yet have a material influence and to implement the equity method retroactively.

         13.   VENTURE CAPITAL INVESTMENTS:

         According to Israeli GAAP:
         Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

         According to US GAAP:
         Venture capital fund investments will be represented according to their fair value.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE  28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR
           EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         14.   REVENUE RECOGNITION - SAB 101:

         According to US GAAP:

         During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which imposes stringencies on the rules for revenue recognition which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.

         ECI implemented these guidelines in its statements, which are set out in accordance with US GAAP.

         According to Israeli GAAP:

         The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business. This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of the year and without presenting data, which has already been published in the past.

         Therefore, cumulative effect has been recorded in the adjustment note in the sum of NIS 37,762 thousand.

         15.   EXCHANGE OF ASSETS:

         According to Israeli GAAP:
         The transfer of NetEye shares from Telrad to ECTel, as described in
         Note 3E(2), was treated based on the accounting principles in transactions of exchange of similar assets and therefore neither a profit nor a loss was recorded.

         According to US GAAP:
         According to EITF 98/3 this transaction is not seen as an exchange of similar assets transaction and therefore a profit of NIS 27,913 thousand was recorded.

         The acquisition of Millenia shares, previously held by the minority shareholders, as described in Note 3C(6) was treated as an exchange of similar assets transaction based on the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,163 thousand was recorded.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.  DIFFERENCES BETWEEN ISRAEL GAAP AND US GAAP (CONT'D)

         16.   DERIVATIVES

         According to Israeli GAAP:
         The Company applied FAS 52 and EITF 90-17 as to its financial derivatives.

         According to US GAAP:
         As of January 1, 2001, the Company applied FAS 133.
         The Company initially applied FAS 133 in a manner similar to the cumulative effect of a change in accounting principle.

         17. SECURITIZATION AGREEMENT OF M-A INDUSTRIES AND ITS CONSOLIDATED COMPANIES

         According to Israeli GAAP:
         This transaction was treated as a sales transaction only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

         According to the US GAAP:
         M-A Industries has to consolidate the acquiring company since it does not meet the criteria for classification as a QSPE (Qualified Special Purpose Entity) as defined in FAS 140. Therefore, the transaction was treated as a secured borrowing, and the balance of customers increased by 95.5 million Dollars against a similar increase in short-term credit.

         18. ADJUSTMENT ON NET LOSS OF ECI AS BEING REPORTED ACCORDING TO THE US GAAP TO THE NET LOSS AS BEING REPORTED ACCORDING TO THE ISRAELI GAAP:

                                                                                                      YEAR ENDED
                                                                                                     DECEMBER 31
                                                                                                            2001
                                                                                                     -----------
                                                                                                     $ THOUSANDS
                                                                                                     -----------
     Net loss of ECI based on its reported profit according to US GAAP                                 (412,376)
     Adjustments:
     Timing differentials for revenue recognition for implementation of SAB 101                         (22,584)
     Finance income - marketable securities, see Note 28A(6)                                              1,475
     Tax income - deferred taxes                                                                            (30)
     Cumulative effect to beginning of year (FAS 133)                                                    (1,703)
     Salary expenses in respect of share options issued to employees                                        311
                                                                                                     -----------
     Net loss of ECI according to Israeli GAAP                                                         (434,907)
                                                                                                     ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP ON THE FINANCIAL STATEMENTS

     1.  STATEMENTS OF OPERATIONS:

                                                                                      YEAR ENDED DECEMBER 31
                                                                         -----------------------------------------------
                                                                               2001               2000              1999
                                                                         ----------     --------------      ------------
                                                                                        NIS THOUSANDS
                                                                         -----------------------------------------------

     a)       Net earnings (loss) as reported, according to
              Israeli GAAP                                               (2,537,083)           271,467           556,874
                                                                         ----------     --------------      ------------

              Amortization of deferred interest in
               respect of the restructuring of debts                          6,437              9,263            12,092
              Deferred taxes                                                 53,298             36,020           (37,578)
              Salary expenses in respect of
               share options issued to employees                            (17,921)           (23,462)           (3,594)
              Gain (loss) from marketable securities, net                   (13,048)            40,093           (44,181)
              Provisions for anticipated losses from
               realization of convertible securities in
               Investee companies                                            (7,744)            (2,424)            1,355
              Amortization of discount in respect of
               convertible debentures                                        (1,022)            (2,094)           (1,900)
              Severance pay arising from
               an efficiency program                                          2,304            (11,446)           12,635
              Capital gain from a merger                                          -                  -           193,650
              Acquiring an investment in stage                                4,452                396            (5,037)
              Venture capital investments                                       736             19,613                 -
              Amortization of goodwill in accordance
               with a merger                                               (157,124)           (23,498)          (21,301)
              Temporary differences resulting from
               recognition of revenue arising from
               application of SAB 101                                        34,512             (4,599)                -
              Profit from exchange of assets                                 34,076                  -                 -
              Derivatives (FAS 133)                                          (1,404)                 -                 -
                                                                         ----------     --------------      ------------
                                                                            (62,448)            37,862           106,141
              Income taxes                                                  123,155             (3,672)         (131,147)
              Minority interests in respect of the above
               differences                                                  (38,419)           (13,660)            8,075
                                                                         ----------     --------------      ------------
                                                                             22,288             20,530           (16,931)

              Extraordinary item (1)                                              -                  -             5,552
              Cumulative effect as beginning of the year                      2,602            (37,762)                -
                                                                         ----------     --------------      ------------
                                                                             24,890            (17,232)          (11,379)
                                                                         ----------     --------------      ------------

              Net income (loss) according to US GAAP                     (2,512,193)           254,235           545,495
                                                                         ==========     ==============      ============

     (1) Deferred gains were recognized in respect of early repayment of debts.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

     1.  STATEMENTS OF OPERATIONS (CONT'D):

     b)  Earnings (loss) per ordinary share

                                                                   YEAR ENDED DECEMBER 31
                                                     -------------------------------------------------
                                                             2001               2000              1999
                                                     ------------     --------------      ------------
                                                                           NIS
                                                     -------------------------------------------------
         Basic earnings per ordinary share:

         As reported according to Israeli GAAP            (167.04)             17.64             35.38
                                                     ============     ==============      ============

         As reported according to US GAAP:

           Before extraordinary item                      (165.40)             16.52             34.32
           Extraordinary item                                   -                  -              0.35
                                                     ------------     --------------      ------------

         Total                                            (165.40)             16.52             34.67
                                                     ============     ==============      ============

         Weighted average of number of shares
          and share equivalents according to
          US GAAP                                      15,188,463         15,384,206        15,727,144
                                                     ============     ==============      ============

         Diluted earnings (loss) per ordinary share:

         As reported according to Israeli GAAP            (167.04)             17.56             35.04
                                                     ============     ==============      ============
         As reported according to US GAAP:
                 Before extraordinary item                (165.40)             16.45             33.99
                 Extraordinary item                              -                 -              0.34
                                                     ============     ==============      ============

                 Total                                    (165.40)             16.45             34.33
         Weighted average of number of shares
         and share equivalents according to
          US GAAP                                      15,188,463         15,597,253        16,061,493
                                                     ============     ==============      ============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

     2.  BALANCE SHEET:

                                                                  DECEMBER 31
                            ------------------------------------------------------------------------------------------
                                              2001                                            2000
                            ------------------------------------------      ------------------------------------------
                           AS REPORTED     ADJUSTMENTS         US GAAP     AS REPORTED      ADJUSTMENT         US GAAP
                            ----------      ----------      ----------      ----------      ----------     -----------
                                                                 NIS THOUSANDS
                            ------------------------------------------------------------------------------------------
     Investments in
      affiliates (10)        1,350,425         (29,924)      1,320,501       3,043,262         114,691       3,157,953
     Customers (9)           2,108,755         421,869       2,530,624       2,697,858               -       2,697,858
     Investments
      and other
      receivables            1,086,244          62,421       1,148,665       1,181,256          19,613       1,200,869
     Intangible assets
      after
      amortization (10)      1,373,993          25,460       1,399,453         926,392          22,055         948,447
     Total assets           12,882,945         479,827      13,362,772      15,030,234         156,359      15,186,593

     Payables and
      accruals (7)(8)        1,009,201          (3,493)      1,005,708       1,092,750          (1,189)      1,091,561
     Deferred interest               -           4,605           4,605               -          11,042          11,042
     (3)
     Short-term
      liabilities (9)        1,733,852         421,869       2,155,721       2,733,576               -       2,733,576
     Convertible
      debentures (4)           295,072            (340)        294,732          73,488          (1,362)         72,126
     Deferred taxes (2)        184,786          92,972         277,758         175,029         268,486         443,515
     Minority
     interests (6)           1,308,898          22,356       1,331,254       1,078,396          (8,843)      1,069,553
     Capital reserve
      for "available
     for
      sale" securities               -             361             361               -          (6,896)         (6,896)
     (1)
     Capital
      reserves(4)(5)         2,453,986          61,889       2,515,875       2,453,845          40,403       2,494,248
     Retained
      earnings(6)             (231,042)       (120,392)       (351,434)      2,306,041        (145,282)      2,160,759
     Total
      shareholders'
      equity                 2,101,525         (58,142)      2,043,383       4,367,063        (111,775)      4,255,288

     (1) Adjustment of value of investment securities to market value.
     (2) Change in deferred taxes.
     (3) Deferred gain on debt restructuring.
     (4) Debentures issued with stock options.
     (5) Share options issued to employees.
     (6) Effects of the reconciliation to US GAAP.
     (7) Proposed dividend.
     (8) Provision for employee severance benefits resulting from an efficiency program.
     (9) Securitization agreement.
     (10) Original differentials arising from the exchange of shares in the merger, acquiring an investment in stages and increasing the holdings in a consolidated company, as well as temporary differences with implementation of SAB 101.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

     3.  ADDITIONAL INFORMATION ACCORDING TO US GAAP

     The effect of pro forma data calculated according to FAS 123:

         a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option to the balance sheet date.

         b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

               Risk free annual interest rate                                        2.5%
               Expected life of stock options                                        1-6 years
               Annual standard deviation                                             55.5
               Expected dividend per share *                                         1.2%

               The group companies apply the Black & Scholes formula for evaluating the fair value of the option. They apply assumptions which are based on the terms of the options and the fluctuation in the price of their shares.

         c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with US GAAP would have been as follows:

                                                               YEAR ENDED DECEMBER 31
                                                    -----------------------------------------------
                                                          2001               2000              1999
                                                    -------------   -------------   ---------------
               Pro forma net earnings (loss)
                (NIS thousands)                     (2,625,441)           166,657           504,731
                                                    -------------   -------------   ---------------

               Pro forma basic earnings (loss)
               per share (NIS)                         (172.86)             10.83             32.09
                                                    =============   =============   ===============

               Pro forma diluted earnings (loss)
               per share (NIS)                         (172.86)             10.83              31.8
                                                    =============   =============   ===============

     * A compensation to the exercise price in respect of the distribution of a dividend is included in the option plans of 1999 and 2000.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

         4.    COMPREHENSIVE EARNINGS

         "Comprehensive earnings (loss)" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

         A. Comprehensive earnings (loss) include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                               YEAR ENDED DECEMBER 31
                                                   ------------------------------------
                                                           2001        2000        1999
                                                   ------------  ----------  ----------
                                                                NIS THOUSANDS
                                                   ------------------------------------
     Net earnings (loss) according to US GAAP        (2,512,193)    254,235     545,495
                                                   ------------  ----------  ----------
     Other comprehensive earnings, after tax:
     Adjustments from translation of
      Financial statements of investee companies        271,404     (87,281)    (19,767)
     Unrealized gains from securities (loss)             13,048     (41,080)     42,274
                                                   ------------  ----------  ----------
     Total other comprehensive earnings*                284,452    (128,361)     22,507
                                                   ------------  ----------  ----------

     Total comprehensive (loss) earnings             (2,227,741)    125,874     568,002
                                                   ============  ==========  ==========

     *Tax component included in the item                      -        (987)     (1,908)
                                                   ============  ==========  ==========

     B.  The effect of taxes on the other comprehensive earnings (loss):

                                                       BEFORE TAX  TAX EFFECT      AFTER TAX
                                                       ----------  ----------  -------------
                                                                     NIS THOUSANDS
                                                       -------------------------------------
     Adjustments from translation of Investee companies   271,404         -          271,404
                                                       ----------  ----------  -------------

     Unrealized loss from securities:

     Loss which arose in current year                       3,311         -            3,311
     Less realized gains credited to net earnings           9,737         -            9,737
                                                       ----------  ----------  -------------

     Net unrealized gains                                  13,048         -           13,048

                                                          284,452         -          284,452
                                                       ==========  ==========  =============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS

                             KOOR INDUSTRIES LIMITED

                              FINANCIAL STATEMENTS
                             AS AT 31 DECEMBER, 2001